   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON SEPTEMBER 26, 1995



                                                       REGISTRATION NO. 33-62625

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                              -------------------


                          AMENDMENT NO. 1 TO FORM S-3

                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                              -------------------

                       ESTERLINE TECHNOLOGIES CORPORATION
             (Exact Name of Registrant as Specified in Its Charter)

                DELAWARE                               13-2595091
    (State or Other Jurisdiction of                 (I.R.S. Employer
     Incorporation or Organization)              Identification Number)

                              10800 NE 8TH STREET
                           BELLEVUE, WASHINGTON 98004
                                 (206) 453-9400
         (Address, Including Zip Code, and Telephone Number, Including
            Area Code, of Registrant's Principal Executive Offices)

                              ROBERT W. STEVENSON
 EXECUTIVE VICE PRESIDENT AND CHIEF FINANCIAL OFFICER, SECRETARY AND TREASURER
                              10800 NE 8TH STREET
                           BELLEVUE, WASHINGTON 98004
                                 (206) 453-9400
 (Name, Address, Including Zip Code, and Telephone Number, Including Area Code,
                             of Agent For Service)

                              -------------------

                                   COPIES TO:

            GREGG A. NOEL, ESQ.                         ERIC H. SCHUNK, ESQ.
   SKADDEN, ARPS, SLATE, MEAGHER & FLOM            MILBANK, TWEED, HADLEY & MCCLOY
    300 SOUTH GRAND AVENUE, SUITE 3400          601 SOUTH FIGUEROA STREET, 30TH FLOOR
       LOS ANGELES, CALIFORNIA 90071                LOS ANGELES, CALIFORNIA 90017
              (213) 687-5000                               (213) 892-4000

                              -------------------

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
  As soon as practicable after this Registration Statement becomes effective.

                              -------------------

    If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. / /

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / / ____________

    If this Form is a post-effective amendment filed pursuant to Rule 426(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / / ____________

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /

                              -------------------


    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.


- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                                EXPLANATORY NOTE

    This Registration Statement covers the registration of shares of Common Stock to be offered in the United States and Canada (the "U.S. Offering") and shares of Common Stock to be offered in a concurrent offering outside the United States and Canada (the "International Offering"). The complete form of prospectus relating to the U.S. Offering (the "U.S. Prospectus") follows immediately after this explanatory note. The form of prospectus relating to the International Offering (the "International Prospectus") will be identical in all respects to the U.S. Prospectus, except that the International Prospectus will contain different front and back cover pages and Underwriting section and will contain an additional section entitled "Certain United States Federal Tax Consequences for Non-United States Holders." The form of the U.S. Prospectus included herein is followed by those pages to be used in the International Prospectus which differ from those in the U.S. Prospectus. Each of such pages included herein is labeled "Alternative Page for International Prospectus."

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

                             SUBJECT TO COMPLETION,
                PRELIMINARY PROSPECTUS DATED SEPTEMBER 26, 1995



                                1,800,000 SHARES

                                     [LOGO]

                       ESTERLINE TECHNOLOGIES CORPORATION
                                  COMMON STOCK
                                ----------------

    All of the shares of Common Stock offered hereby are being sold by Esterline Technologies Corporation, a Delaware corporation (the "Company"). Of the 1,800,000 shares of Common Stock offered, 1,440,000 shares are being offered hereby in the United States and Canada (the "U.S. Shares") and 360,000 shares are being offered in a concurrent international offering outside the United States and Canada. The price to the public and aggregate underwriting discounts and commissions per share will be identical for both offerings. See "Underwriting."


    The Company's Common Stock is traded on the New York Stock Exchange ("NYSE") under the trading symbol "ESL." On September 25, 1995, the last reported sale price of the Common Stock as reported by the New York Stock Exchange was $27.875 per share. See "Price Range of Common Stock."

                              -------------------

    PROSPECTIVE INVESTORS SHOULD CAREFULLY CONSIDER THE MATTERS DISCUSSED UNDER "RISK FACTORS" ON PAGE 6 IN THIS PROSPECTUS.
                               -----------------

THESE   SECURITIES   HAVE   NOT   BEEN   APPROVED   OR   DISAPPROVED   BY    THE
   SECURITIES    AND   EXCHANGE   COMMISSION    OR   ANY   STATE   SECURITIES
     COMMISSION  NOR  HAS  THE   SECURITIES  AND  EXCHANGE  COMMISSION   OR
        ANY   STATE  SECURITIES  COMMISSION  PASSED  UPON  THE  ACCURACY
            OR ADEQUACY OF  THIS PROSPECTUS.  ANY REPRESENTATION  TO
                          THE CONTRARY IS A CRIMINAL OFFENSE.


                                                         UNDERWRITING
                                        PRICE TO         DISCOUNTS AND       PROCEEDS TO
                                         PUBLIC         COMMISSIONS (1)      COMPANY (2)
Per Share.........................  $                  $                  $
Total.............................          $                  $                  $
Total Assuming Full Exercise of
 Over-Allotment Option (3)........          $                  $                  $

(1)  See "Underwriting."
(2) Before deducting expenses estimated at $415,000, which are payable by the Company.
(3) Assuming exercise in full of the 30-day option granted by the Company to the Underwriters to purchase up to 270,000 additional shares, on the same terms, solely to cover over-allotments. See "Underwriting."


                              -------------------

    The U.S. Shares are offered by the U.S. Underwriters, subject to prior sale, when, as and if delivered to and accepted by the U.S. Underwriters, and subject to their right to reject orders in whole or in part. It is expected that delivery of the Common Stock will be made in New York City on or about
  , 1995.
                              -------------------

PAINEWEBBER INCORPORATED
                          RAGEN MACKENZIE INCORPORATED

                                                   PACIFIC CREST SECURITIES INC.

                                  ------------

               THE DATE OF THIS PROSPECTUS IS             , 1995

                          ALL PHOTOS ARE BLACK & WHITE



PHOTOS NUMBERS 1 AND 2 ARE ON THE INSIDE FRONT COVER OF THE PROSPECTUS. PHOTOS NUMBERS 3 THROUGH 6 ARE ON THE INSIDE BACK COVER OF THE PROSPECTUS.



Photo #1 shows a technician holding a drilled circuit board. In the background is an EXCELLON drilling machine.

Photo #2  shows  a  WHITNEY  punching  machine  with  a  touch-screen   computer
          controller.

Photo #3  shows   (clockwise   from   left)  an   AUXITROL   optical  pyrometer,
          thermocouple harness, and high temperature sensor.

Photo #4  shows a KORRY lighted switch panel with the facia removed.

Photo #5  shows an array of ARMTEC combustible ordance products.

Photo #6 shows the gauge head of a FEDERAL PRODUCTS dimensional measurement system.




    IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OF THE COMPANY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NEW YORK STOCK EXCHANGE OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                               PROSPECTUS SUMMARY

    THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY THE MORE DETAILED INFORMATION AND THE FINANCIAL STATEMENTS (INCLUDING NOTES THERETO) APPEARING ELSEWHERE IN THIS PROSPECTUS OR INCORPORATED HEREIN BY REFERENCE. UNLESS THE CONTEXT INDICATES OTHERWISE, REFERENCES IN THIS PROSPECTUS TO THE "COMPANY" OR TO "ESTERLINE" ARE TO ESTERLINE TECHNOLOGIES CORPORATION AND ITS SUBSIDIARIES. UNLESS OTHERWISE INDICATED, THE INFORMATION IN THIS PROSPECTUS ASSUMES THAT THE UNDERWRITERS OVER-ALLOTMENT OPTION WILL NOT BE EXERCISED.

                                  THE COMPANY


    Esterline is a diversified manufacturing company that has strong market positions within a variety of general manufacturing industries, including electronic equipment, metal fabrication, commercial aerospace and defense. The Company conducts its operations through three business segments: its Automation Group, Aerospace and Defense Group, and Instrumentation Group. The six principal subsidiaries of Esterline set forth below generated approximately 78% and 81% of net sales and 89% and 83% of operating earnings (excluding restructuring charges and corporate expenses) in fiscal 1994 and for the nine-month period ended July 31, 1995, respectively.


AUTOMATION GROUP


    EXCELLON AUTOMATION CO. ("Excellon") is a leading manufacturer of highly efficient automated drilling systems, for the printed circuit board manufacturing industry. Excellon has experienced significant growth over the past two years, fueled by the growing capacity requirements of printed circuit board manufacturers and the proliferation of increasingly more complex boards which is helping to render older printed circuit board drilling machines obsolete. Management believes that Excellon's newest automated equipment, which includes fully integrated material handling equipment, is the technological leader based upon its productivity and accuracy and enables its customers to achieve one of the lowest costs per hole.



    W.A. WHITNEY CO. ("Whitney") designs and builds highly productive automated machine tool and material handling systems for cutting and punching sheet, plate, and structural steel for construction, transportation, agricultural and mining equipment manufacturers and independent steel fabrication centers. Whitney produces equipment specifically designed for mid- to heavy plate metal that enables manufacturers to meet rigid cut quality and accuracy standards. In its niche, Whitney is a leading supplier in the United States, and has market positions in both Europe and Asia.


AEROSPACE AND DEFENSE GROUP


    ARMTEC DEFENSE PRODUCTS CO. ("Armtec") manufactures molded fiber cartridge cases, mortar increments, igniter tubes and other combustible ammunition components for the United States Armed Forces and licenses such technology to foreign defense contractors and governments. In conjunction with the U.S. Army's development of an improved solid propellent propulsion system for 155mm artillery, Armtec is developing what management expects will become the next generation of specialized modular cartridge cases.



    AUXITROL S.A. ("Auxitrol"), headquartered in France, manufactures high precision temperature and pressure sensing devices used primarily on rocket motors and jet engines, and liquid level and various other measuring devices for the ship building and petroleum and process industries. Auxitrol also manufactures electrical penetration devices under license for use in nuclear power plants in certain European countries and other foreign countries.


INSTRUMENTATION GROUP

    FEDERAL PRODUCTS CO. ("Federal") designs and produces high-precision analog and digital measurement and inspection instruments and systems for dimensional and other quality control applications in the production of finely machined parts for the automotive, aerospace and general manufacturing industries. Manufacturers use Federal equipment for direct shop-floor inspections to reduce costly rework at more advanced production stages.

    KORRY ELECTRONICS CO. ("Korry") is a market and technology leader in the manufacture of high-reliability electro-optical components and systems, illuminated push button switches, indicators, panels, and keyboards primarily for commercial and military aircraft manufacturers, electronic instruments producers, and defense contractors. Korry's products have been designed into many existing aircraft systems, and as a result, Korry enjoys a considerable spares and retrofit business.



    Esterline's senior  management group  joined  the Company  in 1987.  In  its efforts to improve stockholder returns, management has downsized and restructured the Company and navigated it through extended downturns in both the electronics capital goods and commercial aerospace and defense markets. Since October 31, 1989, senior management has reduced the Company's total debt from $172.1 million to $50.4 million at July 31, 1995. Today, Esterline is enjoying the benefits of its increased operating leverage as a result of its restructuring efforts and improving capital goods markets.


    The Company's operating strategy consists of the following key elements:

    FOCUS ON MANUFACTURING HIGHLY ENGINEERED PRODUCTS IN NICHE MARKETS -- Management believes that engineered products with technological advantages help maintain strong market shares which provide the opportunity to earn above average profit margins. Even during market downturns, the Company provides financial resources to its operating units for the research and development of new or enhanced products in an effort to maintain technological advantages.

    IMPLEMENT PROFESSIONAL MANAGEMENT PRACTICES -- Esterline's corporate management supports stand-alone operating management teams at each Esterline subsidiary. The Company believes that its long-term management approach and continuous focus on incremental improvement often enable it to increase the value of small- to medium-sized manufacturing businesses by bringing professional management practices to traditional entrepreneurial operations.

    INCENTIVIZE MANAGEMENT TO OBTAIN ABOVE AVERAGE RETURN FOR STOCKHOLDERS -- The Company's goal is to provide stockholders with an above average return on equity. The compensation system for senior management is consistent with this goal, rewarding performance not only with respect to the Company's annual results but also long-term Company performance relative to specific industry indices.

    PURSUE SELECTIVE ACQUISITION OPPORTUNITIES -- Strategic acquisitions are an important element in achieving the Company's long-term earnings growth objectives. The Company will continue to target acquisition candidates in the areas it knows well--technically based manufacturing companies delivering products to industrial customers--where its management team's knowledge and experience can add value. With the proceeds from this offering and the reduced financial leverage, the Company should be well-positioned from a financial standpoint to successfully complete acquisitions.

    Esterline, organized in August 1967, is a Delaware corporation with its principal executive offices at 10800 NE 8th Street, Bellevue, Washington (telephone number (206) 453-9400).

                                  THE OFFERING


Common Stock Offered by the Company.........  1,800,000 shares (1)
Common Stock to be Outstanding after the
 Offering...................................  8,445,214 shares (1)
Use of Proceeds.............................  General corporate purposes, including acquisitions.
New York Stock Exchange Symbol..............  ESL

- ------------------------
(1) Does not include 974,500 shares of Common Stock reserved for issuance under the Company's Stock Option Plan, of which 755,875 are currently outstanding and of which 471,625 are currently exercisable.

                      SUMMARY FINANCIAL AND OPERATING DATA

    The following table sets forth summary historical financial and operating data of the Company and its subsidiaries. The results for the interim periods are not necessarily indicative of the results of the full fiscal year. For additional information, see the consolidated financial statements of the Company and its subsidiaries and "Selected Historical Financial and Operating Data" included elsewhere in this Prospectus. The summary historical financial data should also be read in conjunction with "Management's Discussion and Analysis of Results of Operations and Financial Condition."


                                                                                                NINE MONTHS
                                                 YEAR ENDED OCTOBER 31,                        ENDED JULY 31,
                                --------------------------------------------------------   ----------------------
                                  1990      1991      1992        1993          1994         1994        1995
                                --------  --------  --------  ------------   -----------   --------  ------------
                                  (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS AND EMPLOYEE          (UNAUDITED)
                                                         DATA)

OPERATING RESULTS
Net sales.....................  $389,109  $350,934  $304,827  $285,152       $294,044      $200,415  $255,462
Cost of sales.................  241,235   214,415   187,235    175,568        178,397      122,327    151,441
Selling, general and
 administrative expense.......  118,618   111,858   102,202    100,669        100,845       70,194     84,956
Restructuring charge
 (credit).....................    --        --        --        40,626(1)       --           --        (2,067)(3)
Interest expense, net.........   17,350    12,709     7,246      6,324          5,985        4,309      3,471
Earnings (loss) before income
 taxes........................   11,906    11,952     8,144    (38,035)         8,817        3,585     17,661
Income tax expense (benefit)..    4,848     4,637     3,050    (12,400)         1,254(2)     1,320      5,823
Net earnings (loss)...........  $ 7,058   $ 7,315   $ 5,094   $(25,635)(1)   $  7,563(2)   $ 2,265   $ 11,838(3)
Net earnings (loss) per
 share........................  $  1.08   $  1.12   $  0.76   $  (3.90)(1)   $   1.15(2)   $  0.35   $   1.70(3)
Weighted average number of
 shares outstanding...........    6,535     6,543     6,667      6,579          6,571        6,519      6,982

BALANCE SHEET DATA
 (at period end)
Working capital...............  $15,909   $20,377   $21,721   $  9,064       $ 10,542                $ 27,786
Total assets..................  289,667   256,384   232,024    205,672        215,975                 209,296
Total debt....................  151,123   109,302    81,784     74,486         62,360                  50,400
Shareholders' equity..........   71,441    77,377    82,622     55,323         65,491                  78,456

OTHER DATA
Gross margin percentage.......     38.0%     38.9%     38.6%      38.4%          39.3%        39.0%      40.7%
Research, development and
 related engineering costs as
 a percentage of sales (4)....      4.4%      4.7%      4.4%       4.9%           4.7%         5.2%       4.7%
Total number of employees (at
 period end)..................    3,868     3,499     3,109      2,809          2,804        2,772      2,927

- ------------------------------
(1) In the fourth quarter of fiscal 1993, the Company recorded a $40.6 million restructuring charge ($27.2 million, or $4.14 per share, net of income tax effect). Without this restructuring charge, net earnings in 1993 would have been $1.6 million, or $.24 per share.
(2) Net earnings in 1994 reflect a $2.0 million, or $.30 per share, tax benefit recorded in the fourth quarter of fiscal 1994 as a result of a settlement with the Internal Revenue Service. Net earnings in 1994 would have been $5.6 million, or $.85 per share, without this credit.
(3) Net earnings for the nine-month period ended July 31, 1995 reflect nonrecurring items including a pre-tax restructuring credit of $2.1 million, or $.20 per share on an after-tax basis, and a pre-tax patent infringement settlement credit of $1.3 million, or $.12 per share on an after-tax basis, both of which were recorded in the third quarter of fiscal 1995. Without these credits, net earnings for the nine-month period ended July 31, 1995 would have been $9.6 million, or $1.38 per share.
(4) Research, development and related engineering costs are included in selling, general and administrative expense.

                                  RISK FACTORS

    PROSPECTIVE PURCHASERS OF THE COMMON STOCK SHOULD CONSIDER CAREFULLY THE SPECIFIC RISK FACTORS SET FORTH BELOW AS WELL AS THE OTHER INFORMATION CONTAINED IN THIS PROSPECTUS.


    CYCLICALITY OF BUSINESS. The Company's business is susceptible to economic cycles and its results can vary widely based on a number of factors, including domestic and foreign economic conditions and developments affecting the specific industries and customers served. The products sold by the Company's businesses represent capital investment or support for capital investment by either the initial customer or the ultimate end user. Also, a significant portion of the sales and profitability of some Company businesses is derived from defense and other government contracts or the commercial aircraft industry. Changes in general economic conditions or conditions in specific industries, capital acquisition cycles, and government policies, collectively or individually, can have a significant effect on the Company's results of operations and financial condition. For example, recently, strong demand for the Automation Group's manufacturing equipment products, particularly at Excellon, was primarily responsible for the Company's sales increases. There can be no assurance that such demand for Excellon's products will continue at their current levels.



    COMPETITION. The Company competes in most markets it serves with numerous other companies, some of which have far greater sales volume and financial resources than the Company. The principal competitive factors in the commercial markets in which the Company participates are product performance and service. Part of product performance requires significant expenditures in research and development that lead to product improvement. The market for many of the Company's products may be affected by rapid technological changes and new product introduction. Current competitors or new entrants could introduce new products with features that render the Company's products obsolete or less marketable. Excellon's principal competitors are Hitachi, Ltd. and Pluritec. Whitney's principal competitors are Mazak, Cincinnati Milacron, U.S. Amada, and Trumpf. Auxitrol's principal competitors are Ametek and Rosemount. Federal's principal competitors are Starrett and Mitutoyo. Korry's principal competitors are Eaton-MSC and Ducommun Jay-El. See "Business -- Competition."



    DEPENDENCE ON MAJOR CUSTOMERS; BACKLOG. Certain of the Company's subsidiaries are dependent on a relatively small number of customers and defense programs which change from time to time. For example, Armtec is dependent on the U.S. Army. Significant customers in fiscal 1994 included AT&T, the U.S. Army, Snecma, Boeing and General Dynamics. There can be no assurance that the Company's current customers will continue to buy the Company's products at their current levels. Moreover, orders included in backlog are generally subject to cancellation by the Company's customers. The inability to replace sales due to the loss of any major customer or defense program could have a material adverse effect on the Company's results of operations and financial condition.


    EFFECT OF GOVERNMENT CONTRACT PROVISIONS AND AUDITS. As a contractor and subcontractor to the United States Government, the Company is subject to various laws and regulations that are more restrictive than those applicable to non-government contractors. Although only 4% of the Company's sales are made directly to the United States Government, the Company's subcontracting activities account for an additional 15% of sales. Therefore, approximately 19% of the Company's sales are governed by rules favoring the government's contractual position. As a consequence, such contracts may be subject to protest or challenge by unsuccessful bidders or to termination, reduction, or modification in the event of changes in government requirements, reductions in federal spending, or other factors. The accuracy and appropriateness of certain costs and expenses used to substantiate direct and indirect costs of the Company for the United States Government under both cost-plus and fixed-price contracts are subject to extensive regulation and audit by the Defense Contract Audit Agency ("DCAA"), an arm of the United States Department of Defense.

    DEPENDENCE ON PROPRIETARY TECHNOLOGY. The Company's subsidiaries take precautionary steps to protect their technological advantages and rely in part on patent, trademark, trade secret, and copyright law to protect their intellectual property. There can be no assurances that the precautionary steps taken by the Company will prevent misappropriation of its technology. Litigation may be necessary in the future to enforce the Company's patents and other intellectual property rights, to protect the Company's trade secrets, to determine the validity and scope of proprietary rights of others, or to defend against claims of infringement or invalidity by others. Such litigation could result in substantial costs and diversion of resources and could have a material adverse effect on the Company's operating results and financial condition.

    RISK OF FOREIGN OPERATIONS. Foreign sales represented approximately 31% of the Company's total sales in fiscal 1994. Foreign sales are subject to numerous risks, including political and economic instability in foreign markets, restrictive trade policies of foreign governments, economic conditions in local markets, inconsistent product regulation by foreign agencies or governments, the imposition of product tariffs and the burdens of complying with a wide variety of international and U.S. export laws and differing regulatory requirements. To the extent that foreign sales are transacted in a foreign currency, the Company would be subject to the risk of losses due to foreign currency fluctuations. In addition, the Company has substantial assets denominated in foreign currencies which are not offset by liabilities denominated in such foreign currencies. These net foreign currency investments are subject to material changes in the event of fluctuations in foreign currencies against the U.S. dollar.


    PRODUCT LIABILITY. The Company is subject to the risk of claims arising from injuries to persons or property due to the use of its products. Although the Company maintains general liability and product liability insurance, there can be no assurance that such insurance will be sufficient to cover any claims that may arise.


    ENVIRONMENTAL MATTERS. The Company is subject to federal, state, local and foreign laws, regulations and ordinances that (i) govern activities or operations that may have adverse environmental effects, such as discharges to air and water, as well as handling and disposal practices for solid and hazardous wastes, and (ii) impose liability for the costs of cleaning up, and certain damages resulting from, sites of past spills, disposals or other releases of hazardous substances (together, "Environmental Laws"). From time to time, the Company's operations have resulted or may result in noncompliance with or liability for cleanup pursuant to Environmental Laws. In addition, the Company has been identified as a potentially responsible party pursuant to the federal Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended, or under analogous state Environmental Laws, for the cleanup of contamination resulting from past disposals of hazardous wastes at certain sites to which the Company, among others, sent wastes in the past. The Company believes that any such noncompliance or liability under current Environmental Laws would not have a material adverse effect on its results of operation or financial condition. Nonetheless, there can be no assurance that such matters, or any similar liabilities that arise in the future, will not have a material adverse effect on the Company's results of operations or financial condition. See "Business -- Environmental Matters."

    VOLATILITY OF STOCK PRICE. The trading price of the Company's Common Stock has from time to time fluctuated widely and in the future may be subject to similar fluctuations in response to quarter-to-quarter variations in the Company's operating results, announcements of technological innovations or new products by the Company or its competitors, announcements of marketing and distribution arrangements by the Company, general conditions in the industries in which the Company competes and other events or factors. In addition, in recent years broad stock market indices, in general, and the securities of technology companies, in particular, have experienced substantial price fluctuations. Such broad market fluctuations also may adversely affect the future trading price of the Common Stock. See "Price Range of Common Stock."


    RISKS ASSOCIATED WITH ACQUISITIONS. A key operating strategy of the Company is the pursuit of selective acquisitions. Although the Company reviews many possible acquisitions, including some outside of its current markets and acquisition criteria, the Company currently has no commitments, agreements or understandings to acquire any specific businesses or other material assets. There can be no assurance that any acquisition will be consummated, or if consummated, that any such acquisition will be successfully integrated or will not have a material adverse effect upon the Company's financial condition or results of operations. The Company is seeking stand-alone operations with revenues in the $40 to $100 million range, or smaller companies or product lines that complement the Company's current market or product forces; however, there can be no assurance that the Company will not consumate an acquisition outside this revenue range.


    CERTAIN ANTI-TAKEOVER PROVISIONS. The Company's Restated Certificate of Incorporation, as amended, (the "Certificate of Incorporation"), and Bylaws contain provisions for a classified Board of Directors and restricting the ability of stockholders to call special meetings. These provisions could delay or impede the removal of incumbent directors and could make more difficult a merger, tender offer or proxy contest involving the Company, even if such events might be favorable to the Company's stockholders. In addition, certain agreements to which the Company is a party, including loan and employment agreements, contain provisions that impose substantial penalties upon the Company in the event of a change of control.

    The Company's stockholder Rights Plan is designed to cause substantial dilution to any "Acquiring Person" that attempts to merge or consolidate with, or that takes certain other actions affecting, the Company on terms that are not approved by the Board of Directors of the Company. The Company is also subject to the "business combination" statute of the Delaware General Corporation Law. In general, the statute prohibits a publicly held Delaware corporation from engaging various "business combination" transactions with any "interested stockholder" for a period of three years after the date of the transaction in which such person became an "interested stockholder," unless the business combination is approved in a prescribed manner. These provisions could discourage or make more difficult a merger, tender offer or other similar transaction, even if favorable to the Company's stockholders. See "Description of Capital Stock -- Rights Plan; -- Section 203 of Delaware General Corporation Law."


    Under the Company's Certificate of Incorporation, the Company has the ability to issue approximately 21.5 million shares of Common Stock, 25,000 shares of Preferred Stock and 475,000 shares of Serial Preferred Stock. The Preferred and Serial Preferred Stock may be issued from time to time in one or more series with such designations, preferences and relative participating, optional or other special rights and qualifications, limitations or restrictions thereon, as determined by the Board of Directors. One of the effects of the existence of unissued and unreserved capital stock may be to enable the Board of Directors to issue shares to persons friendly to current management which could render more difficult or discourage an attempt to obtain control of the Company by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of management. Such additional shares also could be used to dilute the stock ownership of persons seeking to obtain control of the Company. See "Description of Capital Stock -- Preferred Stock and Serial Preferred Stock; -- Certain Effects of Authorized But Unissued Stock."

                                USE OF PROCEEDS


    The Company expects to use the net proceeds from the sale of the Common Stock estimated to be approximately $47,251,250 ($54,401,188 if the Underwriters' over-allotment option is exercised in full), assuming a public offering price of $27.875 and after deducting the Underwriters' discounts, fees, expenses and commissions, for general corporate purposes, including, without limitation, the possible acquisition of other companies and working capital needs. The Company routinely reviews acquisition opportunities. The Company is seeking stand-alone operations with revenues in the $40 million to $100 million range, or smaller companies or product lines that complement the Company's current market or product focus. The Company's acquisition focus will continue to be in areas it knows well -- where the management team's knowledge and experience can add value. With the proceeds from this offering and the reduced financial leverage, the Company should be well positioned from a financial standpoint to successfully complete acquisitions.


                PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY


    The following table sets forth the high and low sales prices for the Company's Common Stock for the periods indicated as reported by the New York Stock Exchange. As of September 25, 1995, the Company believes that there were approximately 1,100 holders of record of Common Stock.



FISCAL QUARTER ENDED                                                           HIGH        LOW
- ---------------------------------------------------------------------------  ---------  ---------
1993
January 31, 1993...........................................................  $   13.00  $    9.63
April 30, 1993.............................................................      11.88       8.50
July 31, 1993..............................................................      10.00       7.63
October 31, 1993...........................................................       8.63       7.50
1994
January 31, 1994...........................................................       8.13       7.25
April 30, 1994.............................................................       9.00       7.13
July 31, 1994..............................................................      10.00       6.38
October 31, 1994...........................................................      12.38       9.50
1995
January 31, 1995...........................................................      14.75      11.13
April 30, 1995.............................................................      17.63      12.50
July 31, 1995..............................................................      24.75      16.63
August 1, 1995 through September 25, 1995..................................      29.88      22.13



    No cash dividends were paid during the fiscal years ended October 31, 1993 and 1994 as the Company continued its policy of retaining all internally generated funds to support the long-term growth of the Company and to retire debt obligations. In addition, the Company's debt agreements contain various restrictions on the payment of dividends.



    The last reported sale price of the Company's Common Stock on September 25, 1995 was $27.875 per share.

                                 CAPITALIZATION


    The following table sets forth the total capitalization, cash and cash equivalents and short-term debt of the Company as of July 31, 1995, as adjusted to reflect the sale of the shares of Common Stock offered by the Company hereby at an assumed public offering price of $27.875 (after deducting estimated underwriting discount and commissions and offering expenses) and the receipt of the net proceeds therefrom. See "Use of Proceeds" and "Management's Discussion and Analysis of Results of Operations and Financial Condition."



                                                                             JULY 31, 1995
                                                                        -----------------------
                                                                         ACTUAL     AS ADJUSTED
                                                                        --------    -----------
                                                                              (UNAUDITED)
Cash and cash equivalents.............................................  $ 13,434    $   60,685
                                                                        --------    -----------
                                                                        --------    -----------

Short-term debt.......................................................  $ 14,009    $   14,009
                                                                        --------    -----------
                                                                        --------    -----------

Long-term debt, net of current maturities.............................  $ 36,391    $   36,391
                                                                        --------    -----------
Shareholders' equity
  Common stock, par value $.20 per share, 30,000,000 shares
   authorized, 6,634,539 shares issued and outstanding and 8,434,539
   shares, as adjusted (1)............................................     1,326         1,686
  Preferred Stock, par value $100 per share, 25,000 shares authorized,
   no shares issued and outstanding...................................     --           --
  Serial Preferred Stock, par value $1 per share, 475,000 shares
   authorized, no shares issued and outstanding.......................     --           --
  Capital in excess of par value......................................    10,372        57,263
  Retained earnings...................................................    66,789        66,789
  Cumulative translation adjustment...................................       (31)          (31 )
                                                                        --------    -----------
    Total shareholders' equity........................................    78,456       125,707
                                                                        --------    -----------
      Total capitalization............................................  $114,847    $  162,098
                                                                        --------    -----------
                                                                        --------    -----------

- ------------------------
(1) Does not include currently outstanding options to purchase 776,875 shares of the Company's Common Stock as of July 31, 1995, 473,875 of which were then exercisable.

                SELECTED HISTORICAL FINANCIAL AND OPERATING DATA

    The following table sets forth selected historical financial and operating data of the Company and its subsidiaries. The selected historical financial operating and balance sheet data as of and for each of the five fiscal years in the period ended October 31, 1994 were derived from the audited consolidated financial statements of the Company and its subsidiaries. The selected historical financial data of the Company and its subsidiaries as of July 31, 1995 and 1994 and for the nine-months then ended are unaudited but in the opinion of management all adjustments necessary to present fairly the financial data for such periods have been made, none of which were other than normal recurring accruals. The results for the interim periods are not necessarily indicative of the results of the full fiscal year. For additional information, see the consolidated financial statements of the Company and its subsidiaries included elsewhere in this Prospectus. The selected historical financial data should also be read in conjunction with "Management's Discussion and Analysis of Results of Operations and Financial Condition."


                                                                                                      NINE MONTHS
                                                      YEAR ENDED OCTOBER 31,                        ENDED JULY 31,
                                    ----------------------------------------------------------  -----------------------
                                      1990       1991       1992         1993         1994        1994         1995
                                    ---------  ---------  ---------  ------------  -----------  ---------  ------------
                                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS AND EMPLOYEE DATA)        (UNAUDITED)
OPERATING RESULTS
Net sales.........................  $ 389,109  $ 350,934  $ 304,827  $ 285,152     $ 294,044    $ 200,415  $ 255,462
Cost of sales.....................    241,235    214,415    187,235    175,568       178,397      122,327    151,441
Selling, general and
 administrative expense...........    118,618    111,858    102,202    100,669       100,845       70,194     84,956
Restructuring charge (credit).....     --         --         --         40,626(1)      --          --         (2,067)(3)
Interest expense, net.............     17,350     12,709      7,246      6,324         5,985        4,309      3,471
Earnings (loss) before income
 taxes............................     11,906     11,952      8,144    (38,035)        8,817        3,585     17,661
Income tax expense (benefit)......      4,848      4,637      3,050    (12,400)        1,254(2)     1,320      5,823
Net earnings (loss)...............  $   7,058  $   7,315  $   5,094  $ (25,635)(1) $   7,563(2) $   2,265  $  11,838(3)
Net earnings (loss) per share.....  $    1.08  $    1.12  $    0.76  $   (3.90)(1) $    1.15(2) $    0.35  $    1.70(3)
Weighted average numbers of shares
 outstanding......................      6,535      6,543      6,667      6,579         6,571        6,519      6,982

BUSINESS SEGMENT DATA
Net sales
  Automation......................  $ 152,117  $ 125,263  $  91,449  $  94,460     $ 108,642    $  70,922  $ 114,709
  Aerospace and Defense...........    120,914    113,335    111,077     99,071        93,370       62,244     67,948
  Instrumentation.................    116,078    112,336    102,301     91,621        92,032       67,249     72,805

BALANCE SHEET DATA (AT PERIOD END)
Working capital...................  $  15,909  $  20,377  $  21,721  $   9,064     $  10,542               $  27,786
Total assets......................    289,667    256,384    232,024    205,672       215,975                 209,296
Total debt........................    151,123    109,302     81,784     74,486        62,360                  50,400
Shareholders' equity..............     71,441     77,377     82,622     55,323        65,491                  78,456

OTHER DATA
Gross margin percentage...........       38.0%      38.9%      38.6%      38.4%         39.3%        39.0%      40.7%
Research, development and related
 engineering costs as a percentage
 of sales (4).....................        4.4%       4.7%       4.4%       4.9%          4.7%         5.2%       4.7%
Total number of employees (at
 period end)......................      3,868      3,499      3,109      2,809         2,804        2,772      2,927

- ------------------------------
(1) In the fourth quarter of fiscal 1993, the Company recorded a $40.6 million restructuring charge ($27.2 million, or $4.14 per share, net of income tax effect). Without this restructuring charge net earnings in 1993 would have been $1.6 million, or $.24 per share.
(2) Net earnings in 1994 reflect a $2.0 million, or $.30 per share, tax benefit recorded in the fourth quarter of fiscal 1994 as a result of a settlement with the Internal Revenue Service. Net earnings in 1994 would have been $5.6 million, or $.85 per share, without this credit.
(3)  Net earnings  for  the  nine-month  period  ended  July  31,  1995  reflect nonrecurring items including a pre-tax restructuring credit of $2.1 million, or $.20 per share on an after-tax basis, and a pre-tax patent infringement settlement credit of $1.3 million, or $.12 per share on an after-tax basis, both of which were recorded in the third quarter of fiscal 1995. Without these credits, net earnings for the nine-month period ended July 31, 1995 would have been $9.6 million, or $1.38 per share.
(4) Research, development and related engineering costs are included in selling, general and administrative expense.

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS
                     OF OPERATIONS AND FINANCIAL CONDITION

    THE FOLLOWING DISCUSSION SHOULD BE READ IN CONJUNCTION WITH THE CONSOLIDATED FINANCIAL STATEMENTS AND NOTES THERETO OF THE COMPANY AND ITS SUBSIDIARIES INCLUDED ELSEWHERE IN THIS PROSPECTUS.

GENERAL

    The  Company  consists  of  13  individual  businesses  divided  into  three operating business segments: Automation, Aerospace and Defense, and Instrumentation. These three operating business segments consist of six principal businesses. The Automation Group's principal businesses are Excellon and Whitney. The Aerospace and Defense Group's principal businesses are Armtec and Auxitrol. The Instrumentation Group's principal businesses are Federal and Korry. These six principal businesses of Esterline generated approximately 78% and 81% of the Company's net sales and 89% and 83% of operating earnings in fiscal 1994 and for the nine-month period ended July 31, 1995, respectively.

    The Company's business is susceptible to economic cycles and its results can vary widely based on a number of factors, including domestic and foreign economic conditions and developments affecting the specific industries and customers they serve. The products sold by most of these businesses represent capital investment or support for capital investment by either the initial customer or the ultimate end user. Also, a significant portion of the sales and profitability of some Company businesses is derived from defense and other government contracts or the commercial aircraft industry. Changes in general economic conditions or conditions in specific industries, capital acquisition cycles, and government policies, collectively or individually, can have a significant effect on the Company's results of operations and financial condition.

    In the fourth quarter of fiscal 1993, the Company recorded a $40.6 million restructuring charge ($27.2 million, or $4.14 per share, net of income tax effect). The restructuring plan provided for the sale or shutdown of certain small operations, the write-off of intangible assets, anticipated losses on the sale of vacant facilities and product lines, employees' severance and consolidation of facilities and product lines for increased efficiency. The objective of the plan was to strengthen the Company for long-term growth and to permit management to focus on operations with strong market positions. The estimated costs represented the Company's best assessment of the plan, although the Company expected that some cost elements of the original plan could change. During the third quarter of fiscal 1995, several remaining restructuring actions were completed and the Company comprehensively reviewed all of the actions as they were originally contemplated. Asset accounts, including intangibles and accrued liabilities associated with the plan were adjusted such that the total restructuring costs were lowered to $38.5 million. As a result, the Company took a restructuring credit in the third quarter of fiscal 1995 of $2.1 million ($1.4 million, or $.20 per share, net of income tax), or approximately 5% of the original charge. No other amounts related to the restructuring plan were charged or credited to earnings since the inception of the plan. Cash impacts of actions taken during this period were not significant nor materially different than originally anticipated. The Company believes the restructuring action is now substantially complete.

RESULTS OF OPERATIONS

  NINE MONTHS ENDED JULY 31, 1995 COMPARED TO NINE MONTHS ENDED JULY 31, 1994

    Sales for the nine months ended July 31, 1995 were $255.5 million versus $200.4 million in the same period in 1994. The sales improvement was primarily attributable to the Automation Group, where sales increased to $114.7 million in the nine-month period ended July 31, 1995 compared with $70.9 million in the prior year period. Continuing strong demand for the group's automated manufacturing equipment, particularly at Excellon, was primarily responsible for the sales increase.

    Sales in the Company's two other groups, Aerospace and Defense, and Instrumentation, also improved in the nine-month period ended July 31, 1995 as compared with the same period in the prior year. In the Aerospace and Defense Group, sales for the first nine months of fiscal 1995 were $67.9 million, compared with $62.2 million in the same prior-year period. This increase was primarily a result of translation effects resulting from changes in the exchange rates related to Auxitrol's sales. Instrumentation Group sales for the nine months ended July 31, 1995 were $72.8 million, versus $67.2 million in the same period in 1994. This increase was primarily as a result of new product introductions and expanded sales efforts at Federal and a $1.3 million favorable settlement of a patent infringement case.

    Cost of sales increased to $151.4 million for the nine months ended July 31, 1995 compared with $122.3 million in the prior-year period primarily due to the increased sales volume discussed above. Gross margin as a percentage of sales improved to 41% in the current-year period compared with 39% in the same period in 1994 primarily due to favorable product mix of sales and receipt of the patent infringement settlement discussed above. By group, gross margins ranged from 40% to 41% in the current-year period, compared with 39% for each group in the same period in 1994.

    Selling, general and administrative expenses (which includes corporate expenses, and research, development and related engineering costs) for the nine months ended July 31, 1995 increased to $85.0 million compared with $70.2 million in the prior-year period. As a percent of sales, however, they decreased from 35% in the 1994 period to 33% in 1995 because of cost containment and operating leverage the Company is experiencing due to increased sales volumes. Research, development and related engineering costs for the first nine months of fiscal 1995 increased to $12.1 million, versus $10.4 million in the year-ago period, reflecting the Company's continuing commitment to invest in strategic product development programs.

    Operating earnings (excluding corporate expenses and the restructuring credit) increased significantly in the Automation Group, particularly at Excellon. Operating earnings in the current nine-month period versus the prior year in the Aerospace and Defense Group were lower, while in the Instrumentation Group, receipt of the settlement of the patent infringement case added to an already improved level of earnings.

    Net interest expense for the nine months ended July 31, 1995 was $3.5 million compared with $4.3 million in the prior-year period due primarily to reduced debt levels, offset by slight increases in interest rates.

    The effective income tax rate for the first nine months of fiscal 1995 was 33% compared with 37% in the prior-year period. This reduction was primarily due to the availability of foreign tax offsets in the current-year period.

    Net earnings for the nine months ended July 31, 1995, were $11.8 million, or $1.70 per share, compared with net earnings of $2.3 million, or $.35 per share in the prior-year period. Earnings in the current-year period include $.20 per share and $.12 per share, respectively, from the restructuring credit and patent infringement settlement discussed above.

    Orders for the nine months ended July 31, 1995, were $274.1 million, compared with $235.4 million a year earlier. The increases were primarily attributable to the Automation Group and its improved markets as discussed above. Backlog at July 31, 1995 was $115.5 million, compared with $106.4 million a year earlier. At July 31, 1995, approximately $50.0 million of Company-wide backlog was scheduled to be delivered after fiscal 1995. Orders in backlog are subject to cancellation.

  TWELVE MONTHS ENDED OCTOBER 31, 1994 COMPARED TO TWELVE MONTHS ENDED OCTOBER 31, 1993

    Net sales in 1994 were $294.0 million, compared with $285.2 million in 1993. The 1994 sales improvement was attributable to the Automation Group, where sales increased $14.2 million or 15% to $108.6 million. Strengthening of domestic markets coupled with strong customer acceptance of newer products, principally at Excellon, contributed to the sales growth. This sales increase in the Automation Group was primarily attributable to sales increases at Excellon and at Whitney. Instrumentation Group sales stabilized and were virtually level with the prior year at $92.0 million, while sales in the Aerospace and Defense Group decreased $5.7 million or 6% to $93.4 million. The sale of Republic Electronics Co. in the second quarter of 1994 accounted for approximately two-thirds of this decrease. Including export sales by domestic operations, sales to foreign buyers totaled $91.0 million and $89.3 million in 1994 and 1993, respectively, and accounted for 31% of the Company's total sales in each year.

    Cost of sales increased to $178.4 million in 1994 from $175.6 million in 1993. This increase was primarily attributable to the increase in net sales discussed above. Gross margin as a percentage of sales increased slightly to 39% in 1994 from 38% in 1993. Gross margin percentages by business segment increased in 1994 in both the Aerospace and Defense and Instrumentation Groups, and were approximately level in the Automation Group. In 1994, group margins ranged from 38% to 42%, compared with 37% to 40% in the prior year.

    Selling, general and administrative expenses in 1994 were level with the prior year at $100.8 million. However, they decreased slightly as a percent of sales from 35% to 34%. The costs related to the corporate expenses portion of selling, general and administrative expenses amount to $8.5 million in 1994, compared with $7.2 million in 1993. This increase was primarily attributable to additional performance-based compensation being awarded to senior management as a result of the Company's improved earnings in 1994. The research, development and related engineering costs portion of selling, general and administrative expenses amounted to $13.7 million in 1994, compared with $14.0 million in 1993, reflecting the Company's continuing commitment to invest in strategic product development programs.

    Operating earnings (excluding corporate expenses and restructuring charges) in 1994 improved in all three of the Company's business segments and totaled $23.3 million, compared with $16.1 million in the prior year. The improvement was primarily attributable to the Automation Group where earnings advanced $4.0 million over the prior year primarily as a result of the earnings improvement at Excellon and Whitney. Overall, operating earnings reflect a $2.6 million reduction in depreciation and amortization expense as a result of the 1993 restructuring, and continued cost containment measures.

    Net interest expense decreased from $6.3 million in 1993 to $6.0 million in 1994 due to reduced debt levels, offset by increases in interest rates.

    Income tax expense in 1994 was $1.3 million, reflecting a $2.0 million benefit recorded in the fourth quarter of 1994 resulting from a settlement with the Internal Revenue Service of audits of certain federal income tax returns compared with an income tax benefit of $12.4 million recorded in 1993.

    Net earnings in 1994 were $7.6 million, or $1.15 per share on sales of $294.0 million, compared with a net loss of $25.6 million, or $3.90 per share on sales of $285.2 million in 1993. Net earnings in 1994 reflect the $2.0 million tax benefit recorded in the fourth quarter resulting from the settlement with the Internal Revenue Service. Net earnings in 1993 included a $27.2 million after tax ($40.6 million before tax) restructuring provision. Without the restructuring charge, 1993 net earnings would have been $1.6 million, or $.24 per share.

    Orders for the year ended October 31, 1994 totaled $319.0 million, up more than 20% from the prior year. Company-wide backlog at the end of 1994 was $97.0 million compared with $74.0 million a year earlier. The increases were primarily attributable to the Automation Group, where year-end backlog levels of $30.0 million were more than triple the prior-year amount, reflecting strengthening markets and the introduction of new products in 1993. Backlog at the Company's two other groups were relatively consistent with prior-year levels. Approximately $11.0 million of 1994's Company-wide backlog was scheduled to be shipped after fiscal 1995. Orders in backlog are subject to cancellation.

  TWELVE MONTHS ENDED OCTOBER 31, 1993 COMPARED TO TWELVE MONTHS ENDED OCTOBER 31, 1992

    Sales in 1993 were $285.2 million, compared with $304.8 million in 1992. The $19.6 million decrease was almost equally divided between two business segments: the Aerospace and Defense Group primarily as a result in decreased sales at Armtec, and the Instrumentation Group. Sales in the Automation Group increased $3.1 million over 1992, from $91.4 million to $94.5 million, due to increased sales at Excellon as a result of the introduction of some new products. Aerospace and Defense Group sales decreased 11% from 1992, from $111.1 million to $99.1 million. The commercial aircraft and defense markets served by this group faced significant downturns during 1993, resulting in the sales decrease. Sales in the Instrumentation Group (which decreased 10% from 1992, from $102.3 million to $91.6 million) also were affected by the commercial aircraft market downturn as well as reduced capital spending by industrial and utilities customers for the types of products produced by the group's operating units. Including exports, sales to foreign buyers as a percent of total 1993 sales remained approximately level with the prior year at 31%.

    Cost of sales decreased to $175.6 million in 1993 from $187.2 million in 1992. This decrease was primarily attributable to the decrease in net sales discussed above. Gross margin as a percentage of sales decreased slightly to 38% in 1993 from 39% in 1992 despite significantly reduced sales in 1993. This was the result of significant cost containment efforts throughout the Company. Gross margin percentages increased in the Automation Group and decreased in the Aerospace and Defense and Instrumentation Groups. In 1993, group margins ranged from 37% to 40%, compared with 35% to 40% in the prior year.

    Although selling, general and administrative expenses decreased by $1.5 million from 1992 to 1993, they increased as a percentage of sales from 34% to 35%. The costs related to the corporate expenses portion of selling, general and administrative expenses amount to $7.2 million in 1993 compared with $7.9 million in 1992. This decrease was primarily attributable to the absence of any performance-based compensation being awarded to senior management as a result of the Company's net loss recorded in 1993. Research, development and related engineering costs increased slightly to $14.0 million in 1993 from $13.4 million the prior year, reflecting the Company's continued commitment to strong product development programs.

    Operating earnings (excluding corporate expenses), prior to the restructuring charge, decreased from $23.3 million in 1992 to $16.1 million in 1993. The decrease was primarily due to lower sales volumes in the Aerospace and Defense and Instrumentation Groups and the resultant reduced profitability levels. Operating earnings in the Aerospace and Defense Group decreased by 51%, from $14.9 million in 1992 to $7.3 million, and Instrumentation Group earnings dropped to $900,000 from $7.5 million in 1992. In the Automation Group, operating earnings increased from $1.0 million in 1992 to $7.9 million in 1993 based on some market improvement and increased sales coupled with significant cost reductions at Excellon.

    Net interest expense decreased from $7.2 million in 1992 to $6.3 million in 1993 due to the reduced debt level.

    A net tax benefit of $12.4 million was recorded in 1993 compared to a $3.1 million expense recorded in 1992. The 1993 net benefit reflects an estimated $13.4 million realizable tax benefit from restructuring.

    A net loss of $25.6 million, or $3.90 per share, was reported for 1993, resulting from a fourth quarter after-tax restructuring charge of $27.2 million ($40.6 million before tax). Without the restructuring charge the Company's net earnings for 1993 would have been $1.6 million, or $.24 per share. In 1992, net earnings were $5.1 million, or $.76 per share.

    Company-wide backlog at October 31, 1993 was $74.0 million compared with $97.0 million at October 31, 1992. The decrease was primarily in the Aerospace and Defense Group and was due to the timing of the release of orders by customers together with the downturn in the commercial aircraft and defense markets. Automation Group backlog at the end of 1993 was also somewhat lower than at the end of 1992 due to low order levels for printed circuit board drilling machines. Of 1993's year-end backlog, $14.0 million was scheduled to be shipped after fiscal 1994. Orders in backlog are subject to cancellation.

LIQUIDITY AND CAPITAL RESOURCES

    Total debt at July 31, 1995 was $50.4 million, $12.0 million less than at October 31, 1994. This debt reduction primarily reflects early redemption of $20.0 million principal amount of 8.25% Convertible Debentures which was effected in May 1995 using available cash. Cash and cash equivalents on hand at July 31, 1995 totalled $13.4 million, an increase of $4.4 million from October 31, 1994. Working capital at July 31, 1995 increased to $27.8 million from $10.5 million at October 31, 1994 primarily due to cash generated from operations, and to reductions in accrued liabilities related to the 1993 restructuring.

    Of the total debt outstanding at July 31, 1995, $40.0 million was outstanding under the Company's 8.75% Senior Notes, nothing was outstanding under the Company's bank credit facility and $10.4 million was outstanding under the various bank credit facilities and other debt agreements, primarily those related to Auxitrol. The Company's financing arrangements contain various restrictions, including maintenance of net worth, various cash flow, leverage and fixed charge coverage ratios, and limitations on capital expenditures, mergers and acquisitions, disposition of assets and securities proceeds, payment of dividends, and additional borrowings.

    Capital expenditures, consisting primarily of machinery, equipment and computers, are anticipated to be approximately $12.0 million during fiscal 1995, compared with $11.3 million in fiscal 1994. As of July 31, 1995, $8.1 million had been expended. In addition, the Company is required to prepay $5.7 million principal amount of the Senior Notes on July 30, 1996 and each year thereafter until the Senior Notes mature on July 30, 2002. Management believes cash on hand, funds generated from operations, and available bank credit lines at July 31, 1995 of approximately $32.2 million will adequately service cash requirements through fiscal 1996.


RECENT ACCOUNTING PRONOUNCEMENTS

    In March 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," which is effective for fiscal years beginning after December 15, 1995. This Statement requires that long-lived assets and certain identifiable intangibles to be held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. In addition, this Statement requires that long-lived assets and certain identifiable intangibles to be disposed of be reported at the lower of carrying amount or fair value less cost to sell. The adoption of this Statement is not expected to have any material impact on the consolidated financial statements of the Company.

                                    BUSINESS

GENERAL


    Esterline is a diversified manufacturing company that has strong market positions within a variety of general manufacturing industries, including electronic equipment, metal fabrication, commercial aerospace and defense. The Company conducts its operations through three business segments: its Automation Group, Aerospace and Defense Group, and Instrumentation Group. The six principal subsidiaries of Esterline generated approximately 78% and 81% of net sales and 89% and 83% of operating earnings, (excluding restructuring charges and corporate expenses), in fiscal 1994 and for the nine-month period ended July 31, 1995, respectively. The six principal subsidiaries are Excellon and Whitney in the Automation Group, Armtec and Auxitrol in the Aerospace and Defense Group, and Federal and Korry in the Instrumentation Group.



    Esterline's senior management group joined the Company in 1987. In its efforts to improve stockholder returns, management has downsized and restructured the Company and navigated it through extended downturns in both the electronics capital goods and commercial aerospace and defense markets. Since October 31, 1989, senior management has reduced the Company's total debt from $172.1 million to $50.4 million at July 31, 1995. Today, Esterline is enjoying the benefits of its increased operating leverage as a result of its restructuring efforts and improving capital goods markets.


OPERATING STRATEGY

    The Company's operating strategy consists of the following key elements:

  FOCUS ON MANUFACTURING HIGHLY ENGINEERED PRODUCTS IN NICHE MARKETS


    Management believes that engineered products with technological advantages help maintain strong market shares which provide the opportunity to earn above average profit margins. Esterline's subsidiaries focus on highly engineered products for industrial customers. The Company focuses new research and development investments on developing new or enhanced products for established industrial markets with technology that is easily differentiated from competitors. The Company avoids commodity-type products where price is the primary competitive element or industries where profit margins are low. Even during market downturns, the Company provides financial resources to its operating units for the research and development of new or enhanced products in an effort to maintain technological advantages. As an example, Excellon invested heavily in the development of highly efficient automated drilling systems during the cyclical downturn of 1991 and 1992, and when the markets began to turn in late 1993, Excellon emerged with a significantly improved drilling system having enhanced productivity capabilities able to achieve a lower cost per hole for its customers.


  IMPLEMENT PROFESSIONAL MANAGEMENT PRACTICES


    Esterline corporate management supports stand-alone operating management teams at each Esterline subsidiary. Esterline has developed a comprehensive system of monitoring its separate business units and actively participates in the strategic management of each subsidiary. The Company believes that this management approach allows it to increase the value of small- to medium-sized manufacturing businesses by bringing professional management practices to traditional entrepreneurial operations. The Company's key management personnel use their knowledge and experience to assist each operating unit in developing long-term strategies in key areas such as new products, manufacturing, and pricing and marketing on a world-wide basis. One example of this is Manufacturing Resource Planning Systems ("MRP II") where Esterline's management has gained extensive experience in connection with the installation of MRP II systems at its subsidiaries. Where employed, MRP II has allowed the use of new competitive manufacturing techniques-- just-in-time work cells and quick-response, short lead time manufacturing.


  INCENTIVIZE MANAGEMENT TO OBTAIN ABOVE AVERAGE RETURN FOR STOCKHOLDERS

    The Company's goal is to provide stockholders with an above average return on equity. The compensation system for senior management is consistent with this goal, rewarding performance not only with respect to the Company's annual results but also long-term Company performance relative to specific industry indices. Specifically, under the long-term plan, a new four-year cycle is established each year in which payouts are tied to Company performance (measured by return on equity, and growth in earnings per share) relative to such indices. In addition, financial incentives for key operating unit personnel are consistent with the goals stated above. These managers are eligible for bonuses based on subsidiary-specific return on investment incentive compensation plans.

  PURSUE SELECTIVE ACQUISITION OPPORTUNITIES

    Strategic acquisitions are an important element in achieving the Company's long-term growth objectives, and the Company has intensified its efforts in this regard with the extensive involvement of top management at the corporate level and key operating unit personnel. The Company's acquisition focus will continue to be in the areas it knows well -- technically based manufacturing companies delivering products to industrial customers -- where its management team's knowledge and experience can add value. Esterline management is seeking stand-alone operations with revenues in the $40 million to $100 million range, or smaller companies or product lines that complement the Company's current market and product focus. A team of senior Esterline managers has been assembled to actively identify and evaluate potential candidates. This team is currently reviewing a number of potential candidates; however, it currently has no commitments, agreements or understandings to acquire any specific businesses or other material assets. With the proceeds from this offering and the reduced financial leverage, the Company should be well-positioned from a financial standpoint to successfully complete acquisitions.

AUTOMATION GROUP

    The Automation Group consists of four subsidiaries of which Excellon and Whitney are the principal subsidiaries. In fiscal 1994, the Automation Group accounted for 37% of the Company's net sales. For the nine-month period ended July 31, 1995 the Automation Group accounted for 45% of the Company's net sales. Equipment Sales Co. and Tulon Co. comprise the remaining members of the Automation Group.

  EXCELLON


    Excellon is a leading manufacturer of highly efficient automated drilling systems for the printed circuit board manufacturing industry. Excellon has experienced significant growth over the past two years, fueled by the growing capacity requirements of printed circuit board manufacturers and the proliferation of increasingly more complex boards which is helping to render older printed circuit board drilling machines obsolete. As new electronic applications multiply, board designers are forced to integrate increasingly more functions into smaller packages, requiring more PCB holes, smaller holes and much tighter tolerances between holes. Management believes that its drilling systems enable its customers to achieve one of the lowest costs per hole, an increasingly important consideration in the cost-conscious electronics industry.



    Excellon's high levels of research and development expenditures are key to maintaining its important technology lead. Excellon's latest product developments are micro-drilling machines that automatically load or unload circuit boards in combination with fully integrated material handling systems. These drilling equipment systems, in combination with Excellon's powerful software, respond to customer needs for increased flexibility--smaller, shorter production runs--in an automated production environment. These units feature a tool management system that provides access to 600 tools per spindle, integrated laser inspection for broken bits, and full Z-axis control for precision depth drilling. Depending on the configuration ordered, Excellon's System 2000 machine, for example, can automatically load circuit board material onto one of five drilling stations, drill the board to exacting pre-programmed specifications, and then unload the finished boards. This level of automation translates into dramatic productivity advantages for Excellon's customers. An Excellon system can provide access to any function of the drilling machine, and full process analysis traceability of system or operator performance and statistical process control. Yet, its color touch-screen with easy-to-read menus available in nine different languages provides for ease of operation.



    Excellon products are sold worldwide to the PCB manufacturing industry, at prices ranging from $100,000 to $500,000. The three largest markets for the PCB manufacturers are the computer (35%), communications (25%) and automotive (12%) markets. Since August 1994, AT&T Corp., one of Excellon's largest customers and one of the world's leading producers of PCBs, has installed more than 30 Excellon drilling systems, served by fully integrated material handling equipment.

    In fiscal 1992, 1993 and 1994, printed circuit board drilling equipment accounted for 12%, 16% and 18% respectively, of the Company's consolidated net sales.

  WHITNEY


    Whitney designs and builds highly productive automated machine tool and material handling systems for cutting and punching sheet, plate, and structural steel for construction, transportation, agricultural and mining equipment manufacturers and independent steel fabrication centers. Whitney produces equipment specifically designed for mid- to heavy plate metal that enables manufacturers to meet rigid cut quality and accuracy standards. Whitney's computer-controlled heavy punching and cutting machines significantly reduce setup time, decrease work-in-process time and material handling, and enable customers to utilize just-in-time production to lower inventory and costs. Management believes that Whitney's proprietary TRUECut-TM- oxygen plasma cutting technology virtually eliminates rejected parts and additional finish work, resulting in improved throughput and reduced cost per part. In its niche, Whitney is a leading supplier in the United States, and has market positions in both Europe and Asia. Whitney continually evaluates new approaches to metal cutting such as laser technology, but to date has not found such technology to be competitive with Whitney's current systems in its market niche.


  OTHER

    EQUIPMENT  SALES   CO.  acts   as  a   sales  representative   for   various
manufacturers' products sold to the PCB assembly industry, including high-speed assembly equipment.

    TULON CO. produces tungsten carbide drill and router bits, commonly ranging in size from 5.6mm down to .25mm -- some as small as .10mm -- for use in PCB drilling equipment. Tulon Co. utilizes computerized equipment which automatically inspects drill bits and provides the product consistency customers need for higher-technology drilling. Tulon Co.'s products can be used in drilling machines produced by other companies as well as the machines produced by Excellon.

  BACKLOG

    At July 31, 1995 the backlog of the Automation Group (of which $12.2 million is expected to be filled after fiscal 1995) was $40.7 million compared with $29.9 million at October 31, 1994. The increase was primarily attributable to strengthening markets and strong customer acceptance of Excellon's newer products.

AEROSPACE AND DEFENSE GROUP

    The Aerospace and Defense Group consists of five subsidiaries of which Auxitrol and Armtec are the principal subsidiaries. In fiscal 1994, the Aerospace and Defense Group accounted for 32% of the Company's net sales. For the nine-month period ended July 31, 1995 the Aerospace and Defense Group accounted for 27% of the Company's net sales. Hytek Finishes Co., Midcon Cables Co. and TA Mfg. Co. comprise the remaining companies in the Aerospace and Defense Group.

  ARMTEC


    Armtec manufactures molded fiber cartridge cases, mortar increments, igniter tubes and other combustible ammunition components for the United States Armed Forces and licenses such technology to foreign defense contractors and governments. Armtec currently is a principal U.S. producer of combustible ordnance products utilized by the U.S. Army. These products include the 120mm combustible case used as the main armament system on the U.S. Army's M-1A1 and M-1A2 tanks, the 60mm, 81mm and 120mm combustible mortar increments, and the 155mm combustible case for artillery ammunition. As opposed to metal cartridge casings, Armtec's products are part of the ammunition propulsion system and are combusted when fired. In conjunction with the U.S. Army's development of an improved solid propellant propulsion system for 155mm artillery, Armtec is developing what management expects will become the next generation of specialized modular cartridge cases.


    In fiscal 1992, 1993 and 1994, combustible ordnance components accounted for 12%, 9% and 9%, respectively, of the Company's consolidated net sales.

  AUXITROL


    Auxitrol, headquartered in France, manufactures high precision temperature and pressure sensing devices used primarily in aerospace and aviation applications, liquid level measurement devices for ships and storage tanks, pneumatic accessories (including pressure gauges and regulators) and industrial alarms. Auxitrol's principal customers are jet engine and rocket motor manufacturers, aerospace equipment manufacturers, shipbuilders, petroleum companies, processors and electric utilities. Exhaust gas temperature sensing equipment for a jet engine manufacturer constitutes a significant portion of Auxitrol's sales. Auxitrol also distributes products manufactured by others, including valves, temperature and pressure switches and flow gauges.



    Auxitrol also manufactures electrical penetration devices under license for certain European and other foreign nuclear power plants. These penetration devices permit electrical signals to go into and out of containment domes while maintaining pressure integrity and signal continuity. In addition, Auxitrol has entered into a joint venture with a Russian company to facilitate use of its penetration devices in retrofitting the aging nuclear plants in Eastern Europe, where growing industrialization requires new power sources.


  OTHER

    HYTEK FINISHES CO. provides specialized metal finishing and inspection services, including plating, anodizing, polishing, non-destructive testing and organic coatings, primarily to the commercial aircraft, aerospace and electronics markets. Hytek also has an automated tin-lead plating line, employing among the most advanced automated plating technology, to serve the semi-conductor industry.

    MIDCON CABLES CO. manufactures electronic and electrical cable assemblies and cable harnesses for the military, government contractors and the commercial electronics market, offering both product design services and assembly of product to customer specifications. Its proprietary cable, trademarked EverFlex, uses an internally developed, patented design to provide a unique solution to significant problems in wiring applications involving vibration, abrasion and repetitive movement.

    TA MFG. CO. designs and manufactures specialty clamps and elastomeric compounds in custom molded shapes for wiring and tubing installations for airframe and jet engine manufacturers as well as military and commercial airline aftermarkets. TA's products include proprietary elastomers which are specifically formulated for various extreme applications, including high-temperature environments on or near a jet engine.

  BACKLOG

    At July 31, 1995 the backlog of the Aerospace and Defense Group (of which $21.4 million is expected to be filled after fiscal 1995) was $44.5 million, compared with $38.9 million at October 31, 1994.

INSTRUMENTATION GROUP

    The Instrumentation Group consists of four subsidiaries of which Federal and Korry are the principal subsidiaries. In fiscal 1994, the Group's net sales represented 31% of the Company's net sales. For the nine-month period ended July 31, 1995 the Instrumentation Group accounted for 29% of the Company's net sales. Angus Electronics Co. and Scientific Columbus Co. comprise the remaining companies in the Instrumentation Group.

  FEDERAL


    Federal manufactures a broad line of high-precision analog and digital dimensional and surface measurement and inspection instruments and systems for a wide range of industrial quality control and scientific applications. Manufacturers use Federal equipment for direct shop-floor inspections to reduce costly rework at more advanced production stages. Federal's products include: dial indicators, air gauges and other precision gauges; electronic gauges for use where high-precision measurement is required; and custom-built and dedicated semi-automatic and automatic gauging systems. Distributed products manufactured by others include laser interferometer systems used primarily to check machine tool calibrations. Federal equipment is used extensively in precision metal working. Its markets include the automotive, farm implement, construction equipment, aerospace, ordnance and bearing industries.

    In each of fiscal years 1992, 1993 and 1994, gauge products manufactured by Federal accounted for 13% of the Company's consolidated net sales.

  KORRY

    Korry is a market and technology leader in the manufacture of high-reliability electro-optical components and systems, illuminated push button switches, indicators, panels and keyboards that act as human interfaces in a broad variety of control and display applications for the aerospace and defense industry. Korry's products have been designed into many existing aircraft systems, and as a result, Korry enjoys a considerable spares and retrofit business. Korry's customers include original equipment manufacturers and the aftermarkets (equipment operators and spare parts distributors), primarily in the commercial aviation, military airborne, ground-based military equipment and shipboard military equipment markets. Korry's proprietary products provide its customers with a significant technological advantage in such areas as night vision--a top defense priority--and in the area of active matrix liquid crystal displays, a technology expected to have broad usage in commercial aerospace and military applications.


  OTHER

    ANGUS ELECTRONICS CO. manufactures recording instruments together with other analytical and process, and environmental monitoring instrumentation. These include analog strip chart and digital printout recorders as well as electronic and multi-channel microprocessor-based recording equipment. Customers of Angus Electronics include industrial equipment manufacturers, electric utilities, scientific laboratories, pharmaceutical manufacturers and process industries.


    SCIENTIFIC COLUMBUS  CO.  produces  analog and  digital  meters,  electrical transducers and instruments for the monitoring, controlling and billing of electrical power. Included among these products are solid-state devices for calibration of electric utility instrumentation and a line of solid-state meters, including programmable multi-function billing meters. The latest products of Scientific Columbus are multi-function, microprocessor-based meters which offer a broad range of features on a modular basis. Scientific Columbus' products are sold to electrical utilities and industrial power users. The Company has entered into an agreement to sell Scientific Columbus to a subsidiary of Rochester Instrument Systems, Inc.


  BACKLOG

    At July 31, 1995, the backlog of the Instrumentation Group (of which $16.3 million is expected to be filled after fiscal 1995) was $30.3 million compared with $28.0 million at October 31, 1994.

MARKETING AND DISTRIBUTION

    For most of the Company's products, the maintenance of a service capability is an integral part of the marketing function. Each of the Company's separate operating units maintains its own separate and distinct sales force or distributor relationships.

    Automation Group products manufactured by Excellon are marketed domestically principally through employees and in foreign markets through employees, and independent distributors. Whitney products are sold principally through independent distributors and representatives.

    Aerospace and Defense Group products manufactured by Armtec are marketed domestically and abroad by employees and independent representatives. Auxitrol's products are marketed in Europe through employees and independent representatives.

    Instrumentation Group products manufactured by Federal and Korry are marketed domestically principally through employees, and in foreign markets through both employees and independent representatives.

EMPLOYEES


    The Company and its subsidiaries had 2,927 employees at July 31, 1995. Less than 10% of these employees were members of an organized labor union.


COMPETITION AND PATENTS

    The Company's subsidiaries experience varying degrees of competition with respect to all of their products and services. Most subsidiaries are in specialized market niches with relatively few competitors.

The Company competes in most markets it serves with numerous other companies, many of which have far greater sales volume and financial resources than the Company. The principal competitive factors in the commercial markets in which the Company participates are product performance and service. Part of product performance requires expenditures in research and development that lead to product improvement on a rapid basis. The market for many of the Company's products maybe affected by rapid and significant technological changes and new product introduction. Current competitors or new entrants could introduce new products with features that render the Company's products obsolete or less marketable. Excellon's principal competitors are Hitachi, Ltd. and Pluritec. Whitney's principal competitors are Mazak, Cincinnati Milacron, U.S. Amada, and Trumpf. Auxitrol's principal competitors are Ametek and Rosemount. Federal's principal competitors are Starrett and Mitutoyo. Korry's principal competitors are Eaton-MSC and Ducommun Jay-El. See "Risk Factors -- Competition."


    The subsidiaries hold a number of patents but in general rely on technical superiority, exclusive features in their equipment and marketing and service to customers to meet competition. Licenses which help maintain a significant advantage over competition include a long-term license agreement under which Auxitrol manufactures and sells electrical penetration assemblies.

SOURCES AND AVAILABILITY OF RAW MATERIALS AND COMPONENTS


    Due to the Company's diversification, the sources and availability of raw materials and components are not nearly as important as they would be for a company that manufactures a single product. In general, the Company is not dependent for its raw materials and components upon any one source of supply. However, certain components and supplies such as air bearing spindles purchased by Excellon and hydraulic components purchased by Whitney and certain other raw materials and components purchased by other subsidiaries are purchased from a single source. In such instances, ongoing efforts are conducted to develop alternative sources or designs to help avoid the possibility of any business impairment.


LEGAL PROCEEDINGS

    The Company has various lawsuits and claims, both offensive and defensive, and contingent liabilities arising from the conduct of business, including those associated with government contracting activities, none of which, in the opinion of management, is expected to have a material effect on the Company's financial position or results of operations.

ENVIRONMENTAL MATTERS

    The Company is subject to federal, state, local and foreign laws, regulations and ordinances that (i) govern activities or operations that may have adverse environmental effects, such as discharges to air and water, as well as handling and disposal practices for solid and hazardous wastes, and (ii) impose liability for the costs of cleaning up, and certain damages resulting from, sites of past spills, disposals or other releases of hazardous substances (together, "Environmental Laws").

    The Company's various operations use certain substances and generate certain wastes that are regulated as or may be deemed hazardous under applicable Environmental Laws, or for which the Company has incurred cleanup obligations. While the Company endeavors at each of its facilities to assure compliance with Environmental Laws and regulations, from time to time, operations of the Company have resulted or may result in certain noncompliance with applicable requirements under Environmental Laws for which the Company has incurred cleanup and related costs. However, the Company believes that any such noncompliance or cleanup liability under current Environmental Laws would not have a material adverse effect on the Company's results of operations and financial condition.

    The Company has been identified as a potentially responsible party ("PRP"), pursuant to the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended ("CERCLA" or "Superfund"), and analogous state Environmental Laws, for the cleanup of contamination resulting from past disposals of hazardous wastes at certain sites to which the Company, among others, sent wastes in the past. CERCLA requires PRPs to pay for cleanup of sites from which there has been a release or threatened release of hazardous substances. Courts have interpreted CERCLA to impose strict, joint and several liability upon all persons liable for cleanup costs. As a practical matter, however, at sites where there are multiple PRPs, the costs of cleanup typically are allocated among the parties according to a volumetric or other standard. Although there can be no assurance, the Company believes, based on, among other things, a review of the data available to the Company regarding each such site, including the minor volumes of waste which the Company is alleged to have contributed, and a comparison of the Company's liability at each such site to settlements previously reached by the Company in similar cases, that its liability for such matters will not be material. Nonetheless, until the Company's proportionate share is finally determined at each such site, there can be no assurance that such matters, or any similar liabilities that arise in the future, will not have a material adverse effect on the Company's results of operations or financial condition.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

    The names and ages of all directors and executive officers of the Company and the positions and offices held by such persons are as follows:

          NAME                  POSITION WITH THE COMPANY          AGE
- -----------------------------------------------------------------  ---
Wendell P. Hurlbut       Chairman, President and Chief Executive   63
                          Officer
Gilbert W. Anderson      Director                                  67
John F. Clearman         Director                                  58
Edwin I. Colodny         Director                                  69
E. John Finn             Director                                  63
Robert F. Goldhammer     Director                                  64
Jerome J. Meyer          Director                                  57
Paul G. Schloemer        Director                                  67
Malcolm T. Stamper       Director                                  70
Robert W. Stevenson      Executive Vice President and Chief        56
                          Financial Officer, Secretary and
                          Treasurer
Robert W. Cremin         Senior Vice President and Group           55
                          Executive
Larry A. Kring           Group Vice President                      55
Stephen R. Larson        Group Vice President                      51
Marcia J.M. Greenberg    Vice President, Human Relations           43

    The Board of Directors of the Company is divided into three classes of directors whose terms expire in 1996 (Messrs. Finn, Goldhammer and Meyer), 1997 (Messrs. Anderson, Hurlbut and Stamper) and 1998 (Messrs. Clearman, Colodny and Schloemer). Set forth below is a description of the background of directors and executive officers of the Company.

    Mr. Hurlbut has been Chairman, President and Chief Executive Officer since January 1993. From February 1989 through December 1992, he was President, Chief Executive Officer and a director. From June 1988 to February 1989, he was President and Chief Operating Officer. From November 1987 to June 1988, he was Executive Vice President, Operations. From October 1978 to September 1989, Mr. Hurlbut served in various capacities ranging from Group Vice President to President and Chief Executive Officer of Criton Technologies. From November 1972 to October 1978 he served as President of Heath Tecna Aerospace Company. Mr. Hurlbut has a B.S. degree in Engineering from the University of Washington. Mr. Hurlbut is also a member of the Board of Directors of the National Association of Manufacturers. He has been a director of the Company since 1989.

    Mr. Clearman is the retired President and Chief Executive Officer of NC Machinery Co. (a heavy machinery distributor), having held such position from 1986 through 1994, and is a director of Metropolitan Bancorp. He has been a director of the Company since 1989.

    Mr. Colodny is the retired Chairman of USAir Group, Inc., having held such position from 1983 to 1992 and of Counsel at Paul, Hastings, Janofsky and Walker. Prior thereto, for more than five years he was President and Chief Executive Officer of USAir, Inc. and USAir Group, Inc. Mr. Colodny is a director of USAir, Inc. and USAir Group, Inc., Lockheed Martin Corporation and COMSAT. He has been a director of the Company since 1992.

    Mr. Schloemer is the retired President and Chief Executive Officer of Parker Hannifin Corporation (a manufacturer of motion control products), having held such position from 1984 to 1993 and is a director of Parker Hannifin Corporation, Rubbermaid Incorporated and AMP Incorporated. He has been a director of the Company since 1993.

    Mr. Anderson is the retired President and Chief Executive Officer of Physio-Control Corporation (a medical equipment manufacturer), having held such position from 1986 to 1991 and is a director of Key Trust of Northwest, Optex Biomedical, Inc. (a medical device company) and SpaceLabs Medical. He has been a director of the Company since 1991.

    Mr. Finn is the retired Chairman of Dorr-Oliver Incorporated (a fluid/particle treatment equipment manufacturer), having held such positions from 1988 to 1995, and is a director of Dorr-Oliver Incorporated, Advanced Refractory Technologies and Stanley Technology Group, Inc. and is on the Advisory Board of Bay Mills Ltd. He has been a director of the Company since 1989.

    Mr. Goldhammer has been a partner at Concord International Investments Group L.P. since 1991. Prior thereto, he was a Partner at Rohammer Corporation (a private investment company) from 1989 to 1991. He is a director at EG&G, Inc. and ImClone Systems, Incorporated (a biotechnology company), and has been a director of the Company since 1974.


    Mr. Meyer has been the Chairman and Chief Executive Officer of Tektronix, Inc. (an electronic equipment manufacturer) since 1990 and was the President of Industrial Group of Honeywell, Inc. from 1988 to 1990. He is a director of Portland General Corporation (an electric utility) and Standard Insurance Company. He has been a director of the Company since 1992.


    Mr. Stamper has been the Chairman of Storytellers Ink (a publisher of children's books) since 1990, and is the retired President and Vice Chairman of The Boeing Company, having held such position from 1985 to 1992. He is a director of Chrysler Corporation and Whittaker Corp. (an aerospace/communications company). He has been a director of the Company since 1991.

    Mr. Stevenson has been Executive Vice President and Chief Financial Officer, Secretary and Treasurer since October 1987. From March 1968 to September 1989, Mr. Stevenson served in various capacities ranging from Assistant Controller to Executive Vice President, Chief Financial Officer and Secretary of Criton Technologies. Mr. Stevenson has a M.B.A from the Wharton School of Business at the University of Pennsylvania and a B.A. degree from Stanford University.

    Mr. Cremin has been Senior Vice President and Group Executive since January 1991. From October 1987 to December 1990, he was Group Vice President. From July 1976 to September 1989, Mr. Cremin served in various capacities ranging from Director, Program Analysis to Group Vice President of Criton Technologies. Mr. Cremin has an M.B.A. from Harvard Business School and a B.S. degree in Metallurgical Engineering from Polytechnic Institute of Brooklyn.

    Mr. Kring has been Group Vice President since August 1993. From November 1978 to July 1993, he was President and Chief Executive Officer of Heath Tecna Aerospace Co., a unit of Ciba Composites Division, Anaheim, California. Mr. Kring has a M.B.A from California State University at Northridge and a B.S. degree in Aeronautical Engineering from Purdue University. He is a director of Active Apparel Group, Inc.

    Mr. Larson has been Group Vice President since April 1991. From February 1978 to March 1993, he held various executive positions with Korry Electronics part of Criton Technologies, including President and Executive Vice President, Marketing. Mr. Larson has an M.B.A. degree from the University of Chicago and a B.S. degree in Electrical Engineering from Northwestern University.

    Ms. Greenberg has been Vice President, Human Relations since March 1993. From January 1992 to February 1993, she was a partner in the law firm of Bogle & Gates, Seattle, Washington. From August 1984 to December 1991, she was an associate attorney in the law firm of Bogle & Gates. Ms. Greenberg has a J.D. degree from Northwestern University School of Law and a B.A. from Portland State University.

         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT


    The following table sets forth certain information regarding beneficial ownership of the Company's Common Stock as of September 8, 1995, by (i) each person who is known by the Company to own beneficially more than 5% of the Company's Common Stock, (ii) each of the Company's directors, (iii) each of the Company's named executive officers, and (iv) all directors and executive officers of the Company as a group.



                                                                NUMBER OF   PERCENT OF
           NAME AND ADDRESS OF BENEFICIAL OWNER(1)              SHARES(2)     CLASS
- --------------------------------------------------------------  ----------  ----------
The Prudential Insurance Company of America                       661,389(3)      10.0%
  Prudential Plaza
  Newark, NJ 07102
Merrill Lynch & Co., Inc.                                         350,600(4)       5.3%
  World Financial Center, North Tower
  250 Vesey Street
  New York, NY 10281
Wendell P. Hurlbut                                                153,071(5)       2.3%
Robert W. Stevenson                                                86,612(5)       1.3%
Robert W. Cremin                                                   65,500(5)         *
Stephen R. Larson                                                  46,250(5)         *
Larry A. Kring                                                     45,200(5)         *
E. John Finn                                                       18,344           *
Robert F. Goldhammer                                               11,094           *
John F. Clearman                                                    5,344           *
Gilbert W. Anderson                                                 2,466           *
Edwin I. Colodny                                                    2,344           *
Jerome J. Meyer                                                     1,344           *
Paul G. Schloemer                                                   1,344           *
Malcolm T. Stamper                                                  1,344           *
Directors and executive officers as a group (14 persons)          440,257         6.6%

- ------------------------
*    Less than 1%.
(1) Unless otherwise indicated, the business address of each of the stockholders named in this table is Esterline Technologies Corporation, 10800 NE 8th Street, Bellevue, Washington 98004.
(2) Unless otherwise indicated in the footnotes to this table, the person and entities named in the table have sole voting and sole investment power with respect to all shares beneficially owned, subject to community property laws where applicable.
(3) The holding shown is based on a Schedule 13G filed with the Commission on or about April 10, 1995 by The Prudential Insurance Company of America, an insurance company, a registered broker-dealer and a registered investment advisor that disclaims beneficial ownership of these shares. Based on the information in such filing, shared voting and dispositive power is reported with respect to all of the shares.
(4) The holding shown is based on an amended Schedule 13G jointly filed with the Commission on or about February 14, 1995, by Merrill Lynch & Co., Inc., a holding company, Merrill Lynch Group, Inc., a holding company, Princeton Services, Inc., a holding company, Fund Asset Management, L.P. a regis-tered investment advisor, and Merrill Lynch Phoenix Fund, Inc., a registered investment company. All parties to the joint filing disclaim, beneficial ownership of these shares. Based on the information in such filing shared voting and dispositive power is reported with respect to all of the shares.
(5) Includes options for shares granted under the Company's 1987 Stock Option Plan which are exercisable within 60 days of September 8, 1995 as follows:
     Mr. Cremin, 62,500 shares; Mr. Hurlbut, 113,750 shares; Mr. Kring, 40,000 shares; Mr. Larson, 46,250 shares, Mr. Stevenson, 76,250 shares; and directors and executive officers as a group, 338,750 shares.

                          DESCRIPTION OF CAPITAL STOCK

GENERAL


    The Company's authorized capital stock consists of 30,500,000 shares, of which 30,000,000 shares are Common Stock, par value $.20 per share (the "Common Stock"), of the Common Stock 974,500 shares are reserved for issuance upon exercise of options; 25,000 shares are Preferred Stock, par value $100 per share (the "Preferred Stock"), issuable in series, 475,000 shares are Serial Preferred Stock, par value $1 per share (the "Serial Preferred Stock"), also issuable in series. Of the Serial Preferred Stock, 100,000 shares have been designated Series A Serial Preferred Stock, par value $1 per share (the "Series A Serial Preferred Stock"), and reserved for issuance pursuant to the Company's Rights Plan (defined below). The following summary description of the capital stock of the Company does not purport to be complete and is qualified in its entirety by reference to the Company's Restated Certificate of Incorporation, as amended, the Company's Bylaws, and the Rights Agreement dated as of December 9, 1992, as amended, between the Company and Chemical Bank, as rights agent thereunder, and to Delaware corporation law.


COMMON STOCK


    Holders of Common Stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. The Board of Directors is currently comprised of nine members having staggered terms, one-third of whom are elected at each year's annual meeting to serve a three-year term. Holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared by the Board of Directors out of funds legally available therefor, subject to any preferential dividend rights of outstanding Preferred Stock or Serial Preferred Stock. Upon the liquidation, dissolution or winding up of the Company, the holders of the Common Stock are entitled to receive ratably the net assets of the Company available after the payment of all debts and other liabilities and subject to the prior rights of any outstanding Preferred Stock or Serial Preferred Stock. Holders of Common Stock have no preemptive, subscription, redemption or conversion rights. The shares of Common Stock outstanding immediately following the completion of this offering will be fully paid and nonassessable. The rights, preferences and privileges of holders of Common Stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of Preferred Stock or Serial Preferred Stock that the Company may designate and issue in the future. As of September 25, 1995, there were 6,645,214 shares of Common Stock outstanding. The Common Stock is currently listed and traded on the New York Stock Exchange.


PREFERRED STOCK AND SERIAL PREFERRED STOCK

    The Preferred Stock and Serial Preferred Stock may be issued from time to time in one or more series with such designations, preferences and relative participating, optional, or other special rights and qualifications, limitations or restrictions thereof, as shall be stated in the resolutions adopted by the Board of Directors providing for the issuance of such Preferred Stock and Serial Preferred Stock or series thereof. The Board of Directors is expressly vested with authority to fix such designations, preferences and relative participating, optional or other special rights, or qualifications, limitations or restrictions for each series, including, but not by way of limitation, the power to fix the redemption and liquidating preferences, the rate of dividends payable and the time for and priority of payment thereof and to determine whether such dividends shall be cumulative or not and to provide for and fix the terms of conversion of such Preferred Stock or Serial Preferred Stock or any series thereof into Common Stock of the Company and to fix the voting power, if any, of shares of Preferred Stock or Serial Preferred Stock or any series thereof at elections of directors, provided that the voting rights of the Preferred Stock or Serial Preferred Stock so fixed shall not exceed one (1) vote per share. The issuance of the Preferred Stock and Serial Preferred Stock, while providing flexibility in connection with possible acquisitions and other corporate purposes could, among other things, adversely affect the rights of the holders of Common Stock, and, under certain circumstances, make it more difficult for a third party to gain control of the Company. In the event that shares of Preferred Stock or Serial Preferred Stock are issued as convertible securities, convertible into shares of Common Stock, the holders of Common Stock may experience dilution. As of the date hereof there were no shares of Preferred Stock or Serial Preferred Stock outstanding. However, in connection with the adoption of the Company's stockholders' Rights Plan the Company has designated and reserved for issuance, upon exercise of rights granted to its stockholders, 100,000 shares of Series A Serial Preferred Stock.

RIGHTS PLAN

    On December 9, 1992, the Board of Directors of the Company declared a dividend distribution of one Right for each outstanding share of the Company's Common Stock to stockholders of record at the close of business on December 23, 1992 (the "Rights Plan"). Each Right initially entitles the registered holder to purchase from the Company one one-hundredth of a share of Series A Serial Preferred Stock, par value $1.00 per share at a Purchase Price of $56 per one-one hundreth of a share, subject to adjustment.

    Initially, the Rights will be attached to all Common Stock certificates representing shares then outstanding, and no separate Rights Certificates will be distributed. The Rights will separate from the Common Stock and a Distribution Date will occur upon the earlier of (i) 10 days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired, or obtained the right to acquire, beneficial ownership of 10% or more of the outstanding shares of Common Stock (the "Stock Acquisition Date"), or (ii) 10 business days (or such later date as the Board shall determine) following the commencement of a tender or exchange offer that would result in a person or group beneficially owning 10% or more of such outstanding shares of Common Stock. Until the Distribution Date, (i) the Rights will be evidenced by the Common Stock certificates and will be transferred with and only with such Common Stock certificates, (ii) new Common Stock certificates issued after December 23, 1992 contain a notation incorporating the Rights Agreement by reference and (iii) the surrender for transfer of any certificates for Common Stock outstanding will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate. Pursuant to the Rights Agreement, the Company reserves the right to require prior to the occurrence of a Triggering Event (as defined below) that, upon any exercise of Rights, a number of Rights be exercised so that only whole shares of Series A Serial Preferred Stock will be issued.

    The Rights are not exercisable until the Distribution Date and will expire at the close of business on December 23, 2002, unless earlier redeemed by the Company as described below.

    As soon as practicable after the Distribution Date, Rights Certificates will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date and, thereafter, the separate Rights Certificates alone will represent the Rights. Except as otherwise determined by the Board of Directors, only shares of Common Stock issued prior to the Distribution Date will be issued with Rights.

    In the event that, at any time following the Distribution Date, (i) the Company is the surviving corporation in a merger with an Acquiring Person and its Common Stock is not changed or exchanged, (ii) a person becomes the beneficial owner of more than 15% of the then outstanding shares of Common Stock (except pursuant to an offer for all outstanding shares of Common Stock which the independent directors determine to be fair to and otherwise in the best interests of the Company and its stockholders (a "Fair Offer")), (iii) an Acquiring Person engages in one or more "self-dealing" transactions as set forth in the Rights Agreement, or (iv) during such time as there is an Acquiring Person, an event occurs which results in such Acquiring Person's ownership interest being increased by more than 1% (E.G., a reverse stock split), each holder of a Right will thereafter have the right to receive, upon exercise, Common Stock (or, in certain circumstances, cash, property or other securities of the Company) having a value equal to two times the exercise price of the Right. Notwithstanding any of the foregoing, following the occurrence of any of the events set forth in this paragraph, all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by an Acquiring Person will be null and void. However, Rights are not exercisable following the occurrence of either of the events set forth above until such time as the Rights are no longer redeemable by the Company as set forth below.

    In the event that, at any time following the Stock Acquisition Date, (i) the Company is acquired in a merger or other business combination transaction in which the Company is not the surviving corporation (other than a merger described in the preceding paragraph or a merger which follows a Fair Offer, or
(ii) 50% or more of the Company's assets or earning power is sold or transferred, each holder of a Right (except Rights which previously have been voided as set forth above) shall thereafter have the right to receive, upon exercise, common stock of the acquiring company having a value equal to two times the exercise price of the Right. The events set forth in this paragraph and in the preceding paragraph are referred to as the "Triggering Events."

    The Purchase Price payable, and the number of shares of Series A Serial Preferred Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Series A Serial Preferred Stock, (ii) if holders of the Series A Serial Preferred Stock are granted certain rights or warrants to subscribe for Series A Preferred Stock, or convertible securities at less than the current market price of the Series A Serial Preferred Stock, or (iii) upon the distribution to holders of the Series A Serial Preferred Stock of evidences of indebtedness or assets (excluding regular quarterly cash dividends) or of subscription rights or warrants (other than those referred to above).

    With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments amount to at least 1% of the Purchase Price. No fractional shares will be issued and, in lieu thereof, an adjustment in cash will be made based on the market price of the Series A Serial Preferred Stock on the last trading date prior to the date of exercise.

    At any time until ten days following the Stock Acquisition Date, the Company may redeem the Rights in whole, but not in part, at a price of $.01 per Right (payable in cash, Common Stock or other consideration deemed appropriate by the Board of Directors). After the redemption period has expired, the Company's right of redemption may be reinstated if an Acquiring Person reduces his beneficial ownership to less than 10% of the outstanding shares of Common Stock in a transaction or series of transactions not involving the Company. Immediately upon the action of the Board of Directors ordering redemption of the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive $.01 redemption price.

    Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.

    Other than those provisions relating to the principal economic terms of the Rights, any of the provisions of the Rights Agreement may be amended by the Board of Directors of the Company prior to the Distribution Date. After the Distribution Date, the provisions of the Rights Agreement may be amended by the Board in order to cure any ambiguity, to make changes which do not adversely affect the interests of holders of Rights (excluding the interests of any Acquiring Person), or to shorten or lengthen any time period under the Rights Agreement; PROVIDED, however, that no amendment to adjust the time period governing redemption shall be made at such time as the Rights are not redeemable.

    The Rights may have certain anti-takeover effects. The Rights are designed to cause substantial dilution to any Acquiring Person that attempts to merge or consolidate with, or that takes certain other actions affecting, the Company on terms not approved by the Board of Directors of the Company. The Company does not believe that the Rights will interfere with any merger or other business combination approved by the Board of Directors of the Company since the Rights may be redeemed by the Company as provided above.

SECTION 203 OF DELAWARE CORPORATION LAW


    The Company is subject to the "business combination" statute of the Delaware General Corporation Law (Section 203). In general, such statute prohibits a publicly held Delaware corporation from engaging in various "business combination" transactions with any "interested stockholder" for a period of three years after the date of the transaction in which the person became an "interested stockholder," unless (i) such transaction is approved by the Board of Directors prior to the date the interested stockholder obtains such status,
(ii)  upon   consummation  of   the  transaction   the  interested   stockholder
beneficially owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned by (a) persons who are directors and also officers and (b) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer, or (iii) the "business combination" is approved by the Board of Directors and authorized at an annual or special meeting of stockholders by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the "interested stockholder." A "business combination" includes mergers, asset sales and other transactions resulting in financial benefit to an "interested stockholder." An "interested stockholder" is a person who, together with affiliates and associates, owns (or within three years, did own) 15% or more of a corporation's voting stock. The statute could prohibit or delay mergers or other takeover or change in control attempts with respect to the Company and, accordingly, may discourage attempts to acquire the Company.



CERTAIN EFFECTS OF AUTHORIZED BUT UNISSUED STOCK



    Under the Company's Restated Certificate of Incorporation, as amended, upon the sale of the Common Stock offered hereby there will be 21,554,786 shares of Common Stock authorized but unissued (assuming no exercise of options) and 25,000 shares of Preferred Stock and 475,000 shares of Serial Preferred Stock authorized but unissued for future issuance without additional stockholder approval. These additional shares may be utilized for a variety of corporate purposes, including future offerings to raise additional capital or to facilitate corporate acquisitions.



    One of the effects of the existence of unissued and unreserved Common Stock, Preferred Stock or Serial Peferred Stock may be to enable the Board to issue shares to persons friendly to current management which could render more difficult or discourage an attempt to obtain control of the Company by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of management. Such additional shares also could be used to dilute the stock ownership of persons seeking to obtain control of the Company.



    The issuance of Preferred Stock or Serial Preferred Stock could have the effect of delaying or preventing a change in control of the Company. The issuance of Preferred Stock or Serial Preferred Stock could decrease the amount of earnings and assets available for distribution to the holders of Common Stock or could adversely affect the rights and powers, including voting rights of the holders of the Common Stock. In certain circumstances, such issuance could have the effect of decreasing the market price of the Common Stock.



    The Company does not currently have any plans to issue additional shares of Common Stock Preferred Stock or Serial Preferred Stock other than shares of Common Stock and associated Series A Serial Preferred Stock which may be issued upon the exercise of options which have been granted or which may be granted in the future to directors, officers, and employees of the Company.


INDEMNIFICATION

    The Restated Certificate of Incorporation, as amended, contains a provision that limits the liability of the Company's directors for monetary damages for breach of fiduciary duty as a director to the fullest extent permitted by the Delaware corporation law. Such limitation does not, however, affect the liability of a director unless such director acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Company, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The effect of this provision is to eliminate the rights of the Company and its stockholders (through stockholders' derivative suits on behalf of the Company) to recover monetary damages against a director for breach of the fiduciary duty of care as a director (including breaches resulting from negligent or grossly negligent behavior) except in certain situations. This provision does not limit or eliminate the rights of the Company or any stockholder to seek non-monetary relief such as an injunction or rescission in the event of a breach of a director's duty of care. In addition, the directors and officers of the Company have indemnification and directors and officers liability protection.

REGISTRAR AND TRANSFER AGENT


    The registrar and transfer agent for the Common Stock is Chemical Bank.

                                  UNDERWRITING


    The U.S. Underwriters named below, acting through PaineWebber Incorporated, Ragen MacKenzie Incorporated, and Pacific Crest Securities Inc., as Representatives (the "Representatives"), have severally agreed, subject to the terms and conditions set forth in the Underwriting Agreement by and among the Company and the U.S. Underwriters (the "U.S. Underwriting Agreement"), to purchase from the Company, and the Company has agreed to sell to the U.S. Underwriters, the aggregate number of shares of Common Stock set forth opposite their names below:



                                                                         NUMBER OF
U.S. UNDERWRITERS                                                          SHARES
- ----------------------------------------------------------------------  ------------
PaineWebber Incorporated..............................................
Ragen MacKenzie Incorporated..........................................
Pacific Crest Securities Inc..........................................

                                                                        ------------
  Total...............................................................     1,440,000
                                                                        ------------
                                                                        ------------



    In addition, the International Underwriters (together with the U.S. Underwriters, the "Underwriters"), in a concurrent offering of the Common Stock to persons other than U.S. Persons (as defined below), acting through PaineWebber International (U.K.) Ltd., Ragen MacKenzie Incorporated, and Pacific Crest Securities Inc., as International Representatives (the "International Representatives"), have severally agreed, subject to the terms and conditions set forth in the Underwriting Agreement by and among the Company and the International Underwriters (the "International Underwriting Agreement"), to purchase from the Company, and the Company has agreed to sell to the International Underwriters, 360,000 shares of Common Stock.


    The U.S. Underwriting Agreement provides that the obligation of the U.S. Underwriters to purchase the shares of Common Stock listed above is subject to certain conditions. The U.S. Underwriting Agreement also provides that the U.S. Underwriters are obligated to purchase, and the Company is obligated to sell, all the shares of Common Stock offered hereby if any are purchased (without consideration of any shares that may be purchased through the Underwriters' over-allotment option). The offering price and underwriting discounts and commissions under both underwriting agreements are identical. In general, the closing with respect to the sale of the shares of Common Stock pursuant to the U.S. Underwriting Agreement is a condition to closing with respect to the sale of the shares of Common Stock pursuant to the International Underwriting Agreement and vice versa. PaineWebber International (U.K.) Ltd. is an affiliate of PaineWebber Incorporated.

    The Representatives have advised the Company that the U.S. Underwriters propose to offer the shares of Common Stock to the public at the public offering price set forth on the cover page of this Prospectus and to certain dealers at such price less a concession not in excess of $ per share and that the U.S. Underwriters may allow, and such dealers may reallow, a concession not in excess of $ per share to certain other dealers, including the U.S. Underwriters. After the shares of Common Stock are released for sale to the public, the public offering price and concessions and discounts may be changed by the U.S. Underwriters.

    Each U.S. Underwriter has agreed that, as part of the distribution of the shares of Common Stock, (a) it is not purchasing any shares of Common Stock for the account of anyone other than a United States or Canadian Person and (b) it has not offered or sold, and will not offer or sell, directly or indirectly, any shares of Common Stock or distribute this Prospectus to any person outside the United States or Canada or to anyone other than a United States or Canadian Person. Each International Underwriter has agreed that, as part of the distribution of the shares of Common Stock, (a) it is not purchasing any shares of Common Stock for the account of any United States or Canadian Person and (b) it has not offered or sold, and will not offer or sell, directly or indirectly, any shares of Common Stock or distribute this Prospectus to any person within the United States or Canada or to any United States or Canadian Person. The foregoing limitations do not apply to stabilization transactions or to certain other transactions specified in the Agreement Between (as defined below). As used herein, "United States or Canadian Person" means any individual who is resident in the United States or Canada, or any corporation, pension, profit-sharing or other trust or other entity organized under or governed by the laws of the United States or Canada or any political subdivision thereof (other than a foreign branch of any United States or Canadian Person), and shall include any United States or Canadian branch of a person other than a United States or Canadian Person; and "United States" shall mean the United States of America, its territories, possessions and all areas subject to its jurisdiction.


    Each U.S. Underwriter that will offer or sell shares of Common Stock in Canada as part of the distribution has severally agreed that such offers or sales will be made only pursuant to an exemption from the prospectus delivery requirements in each jurisdiction in Canada in which such offers and sales are made.

    The U.S Underwriters and International Underwriters have entered into an Agreement Between U.S. and International Underwriters (the "Agreement Between") that provides for the coordination of their activities. Pursuant to the Agreement Between, sales may be made between the U.S. Underwriters and the International Underwriters of such number of shares of Common Stock as may be mutually agreed upon. The per share price of any shares so sold shall be the public offering price set forth on the cover page of the Prospectus, less an amount not greater than the per share amount of the concession to dealers set forth above. To the extent there are sales between the U.S. Underwriters and the International Underwriters, the number of shares of Common Stock initially available for sale by the U.S. Underwriters or by the International Underwriters may be more or less than the amount appearing on the cover page of this Prospectus.

    The Company has granted to the Underwriters an option, expiring at the close of business on the 30th day subsequent to the effective date of this offering, to purchase up to an aggregate of 270,000 additional shares of Common Stock at the public offering price set forth on the cover page of this Prospectus, less the underwriting discounts and commissions. The Underwriters may exercise such option only to cover over-allotments, if any, incurred in the sale of the shares of Common Stock. To the extent that the Underwriters exercise such option, each Underwriter will be obligated, subject to certain conditions, to purchase approximately the same percentage of such additional shares as the percentage it is required to purchase of the total number of shares of Common Stock under the U.S. or International Underwriting Agreement, as the case may be.

    The Company has agreed to indemnify the U.S. Underwriters and the International Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments which the U.S. Underwriters or the International Underwriters may be required to make in respect thereof.

    The Company and an executive officer have agreed that they will not sell, contract to sell or otherwise dispose of any shares of Common Stock or any rights to purchase or acquire shares of Common Stock for a period of 90 days after the effective date of this offering, except for the shares of Common Stock offered hereby, the issuance of shares by the Company pursuant to employee stock options and the issuance of shares or options by the Company pursuant to employee benefit, stock option and compensation plans of the Company, without the prior written consent of the Representatives.

                                 LEGAL MATTERS


    Certain legal matters with respect to the shares of the Common Stock offered hereby will be passed upon for the Company by Skadden, Arps, Slate, Meagher & Flom, Los Angeles, California. Certain legal matters relating to the offering will be passed upon for the Underwriters by Milbank, Tweed, Hadley & McCloy, Los Angeles, California.

                                    EXPERTS

    The consolidated financial statements of the Company as of October 31, 1993 and 1994 and for each of the three years in the period ended October 31, 1994 included in this Prospectus, and related financial statement schedules incorporated herein by reference, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports appearing herein, and by reference, and have been so incorporated and included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.


                             AVAILABLE INFORMATION



    The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed by the Company may be inspected and copied at the Commission's regional offices at 7 World Trade Center, 13th Floor, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, and inspected and copied or obtained by mail at prescribed rates from the public reference facilities maintained by the Commission at its principal offices: 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549.



    The Company's Common Stock is listed on the New York Stock Exchange. The Company's reports, proxy statements and other information can be inspected and copied at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.



    The Company has filed with the Commission a registration statement on Form S-3 under the Securities Act of 1933, as amended, with respect to the Common Stock described in this Prospectus. This Prospectus does not contain all the information set forth in the registration statement and exhibits and schedules thereto. For further information with respect to the Company and the Common Stock, reference is made to the registration statement and the exhibits and schedules filed as part thereof. Statements contained in this Prospectus as to the contents of any contract or any other document referred to are not necessarily complete, and, in each instance, reference is made to the copy of such contract or document filed as an exhibit to the registration statement, each such statement being qualified in all respects by reference to such exhibit. The registration statement, including exhibits and schedules thereto, may be inspected without charge or copied in whole or in part at prescribed rates at the Commission's principal offices set forth above.



                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE



    The following documents, heretofore filed by the Company with the Commission pursuant to the Exchange Act, are hereby incorporated by reference, except as superseded or modified herein:



    1. The Description of the Company's Common Stock which is contained in the Company's Registration Statement on Form S-1, dated October 23, 1967.



    2. The Company's Annual Report on Form 10-K for the fiscal year ended October 31, 1994;



    3. The Company's Quarterly Report on Form 10-Q for the quarter ended January 31, 1995;



    4. The Company's Quarterly Report on Form 10-Q for the quarter ended April 30, 1995;



    5. The Company's Quarterly Report on Form 10-Q for the quarter ended July 31, 1995;



    6.  The Company's Report on Form 8-K, dated April 17, 1995.



    Each document filed subsequent  to the date of  this prospectus pursuant  to
Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 prior to the termination of the offering shall be deemed to be incorporated by reference in this Prospectus and shall be part hereof from the date of filing such document.



    The Company will provide a copy of the documents incorporated by reference herein (other than exhibits to such documents) without charge to each person, including any beneficial owner, to whom this Prospectus is delivered, upon written or oral request by such person. Requests should be addressed to:
Esterline Technologies Corporation, 10800 NE 8th Street, Bellevue, Washington 98004, Attention: Manager, Corporate Communications (telephone number (206) 453-9400).

                         INDEX TO FINANCIAL STATEMENTS


                                                                                  PAGE
                                                                                  ----
Independent Auditors' Report....................................................  F-2
Consolidated Statements of Operations for the years ended October 31, 1992, 1993 and 1994, and for the nine months ended July 31, 1994, and 1995 (unaudited)....  F-3
Consolidated Balance Sheets as of October 31, 1993 and 1994, and July 31, 1995
 (unaudited)....................................................................  F-4
Consolidated Statements of Cash Flows for the years ended October 31, 1992, 1993 and 1994, and for the nine months ended July 31, 1994 and 1995 (unaudited).....  F-5
Consolidated Statements of Shareholders' Equity for the years ended October 31,
 1992, 1993 and 1994, and for the nine months ended July 31, 1995 (unaudited)...  F-6
Notes to Consolidated Financial Statements......................................  F-7

                          INDEPENDENT AUDITORS' REPORT

To the Stockholders and the Board of Directors
Esterline Technologies Corporation
Bellevue, Washington

    We have audited the accompanying consolidated balance sheets of Esterline Technologies Corporation and its subsidiaries as of October 31, 1993 and 1994, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended October 31, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Esterline Technologies Corporation and its subsidiaries as of October 31, 1993 and 1994, and the results of their operations and their cash flows for each of the three years in the period ended October 31, 1994 in conformity with generally accepted accounting principles.

DELOITTE & TOUCHE LLP

Seattle, Washington
December 5, 1994

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                                               NINE MONTHS
                                                                 YEAR ENDED OCTOBER 31,       ENDED JULY 31,
                                                              ----------------------------  ------------------
                                                                1992      1993      1994      1994      1995
                                                              --------  --------  --------  --------  --------
                                                                                               (UNAUDITED)
                                                                  (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
Net Sales...................................................  $304,827  $285,152  $294,044  $200,415  $255,462
                                                              --------  --------  --------  --------  --------
Costs and Expenses
  Cost of sales.............................................   187,235   175,568   178,397   122,327   151,441
  Selling, general and administrative.......................   102,202   100,669   100,845    70,194    84,956
  Restructuring provision (credit)..........................     --       40,626     --        --       (2,067)
  Interest expense, net.....................................     7,246     6,324     5,985     4,309     3,471
                                                              --------  --------  --------  --------  --------
                                                               296,683   323,187   285,227   196,830   237,801
                                                              --------  --------  --------  --------  --------
Earnings (Loss) Before Income Taxes.........................     8,144   (38,035)    8,817     3,585    17,661
Income Tax Expense (Benefit)................................     3,050   (12,400)    1,254     1,320     5,823
                                                              --------  --------  --------  --------  --------
Net Earnings (Loss).........................................  $  5,094  $(25,635) $  7,563  $  2,265  $ 11,838
                                                              --------  --------  --------  --------  --------
                                                              --------  --------  --------  --------  --------
Net Earnings (Loss) Per Share...............................  $    .76  $  (3.90) $   1.15  $    .35  $   1.70
                                                              --------  --------  --------  --------  --------
                                                              --------  --------  --------  --------  --------

                 See Notes to Consolidated Financial Statements

                          CONSOLIDATED BALANCE SHEETS
                                     ASSETS

                                                                           OCTOBER 31,
                                                                        ------------------   JULY 31,
                                                                          1993      1994       1995
                                                                        --------  --------  -----------
                                                                                            (UNAUDITED)
                                                                                (IN THOUSANDS)
Current Assets
  Cash and equivalents................................................  $  3,218  $  9,076  $   13,434
  Accounts receivable, net of allowances of $2,417, $2,201 and $2,328
   for doubtful accounts..............................................    45,778    63,685      57,336
  Inventories.........................................................    38,430    31,673      38,104
  Deferred income taxes...............................................     7,882    13,002      11,033
  Prepaid expenses....................................................     1,838     1,876       2,328
                                                                        --------  --------  -----------
    Total Current Assets..............................................    97,146   119,312     122,235
Property, Plant and Equipment
  Land................................................................     4,833     3,901       3,920
  Buildings...........................................................    44,317    43,137      43,640
  Machinery and equipment.............................................    91,741    98,635     105,805
                                                                        --------  --------  -----------
                                                                         140,891   145,673     153,365
  Accumulated depreciation............................................    84,326    94,070     102,928
                                                                        --------  --------  -----------
                                                                          56,565    51,603      50,437
Intangibles, net and Other Assets.....................................    51,961    45,060      36,624
                                                                        --------  --------  -----------
    Total Assets......................................................  $205,672  $215,975  $  209,296
                                                                        --------  --------  -----------
                                                                        --------  --------  -----------

                                 LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
  Accounts payable....................................................  $ 14,647  $ 18,927  $   22,277
  Accrued liabilities.................................................    60,063    67,877      56,789
  Notes payable.......................................................     5,157        58       7,706
  Current maturities of long-term debt................................     7,062    20,588       6,303
  Federal and foreign income taxes....................................     1,153     1,320       1,374
                                                                        --------  --------  -----------
    Total Current Liabilities.........................................    88,082   108,770      94,449
Long-Term Debt, net of current maturities.............................    62,267    41,714      36,391
Commitments and Contingencies (Notes 8 and 9)
Shareholders' Equity
  Common stock, par value $.20 per share, authorized 30,000,000 shares issued and outstanding 6,512,641 and 6,513,057 and 6,634,539
   shares.............................................................     1,302     1,302       1,326
  Capital in excess of par value......................................    10,482    10,482      10,372
  Retained earnings...................................................    47,388    54,951      66,789
  Cumulative translation adjustment...................................    (3,849)   (1,244)        (31 )
                                                                        --------  --------  -----------
    Total Shareholders' Equity........................................    55,323    65,491      78,456
                                                                        --------  --------  -----------
    Total Liabilities and Shareholders' Equity........................  $205,672  $215,975  $  209,296
                                                                        --------  --------  -----------
                                                                        --------  --------  -----------

                 See Notes to Consolidated Financial Statements

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                               NINE MONTHS
                                                                 YEAR ENDED OCTOBER 31,      ENDED JULY 31,
                                                              ----------------------------  -----------------
                                                                1992      1993      1994     1994      1995
                                                              --------  --------  --------  -------  --------
                                                                                               (UNAUDITED)
                                                                              (IN THOUSANDS)
CASH FLOWS PROVIDED (USED) BY OPERATING
 ACTIVITIES
  Net earnings (loss).......................................  $  5,094  $(25,635) $  7,563  $ 2,265  $ 11,838
  Restructuring provision (credit)..........................     --       40,626     --       --       (2,067)
  Depreciation and amortization.............................    19,823    19,259    16,414   12,275    12,131
  Deferred income taxes.....................................       331   (16,558)   (1,303)     951      (680)
  Working capital changes
    Accounts receivable.....................................     4,599     1,779   (15,625)   1,431     7,489
    Inventories.............................................     7,880     1,250     7,590     (682)   (5,743)
    Prepaid expenses........................................      (105)     (202)       38      (68)     (476)
    Accounts payable........................................      (987)   (1,959)    3,564      970     2,854
    Accrued liabilities.....................................    (2,411)    2,040     6,910   (2,153)   (2,854)
    Federal and foreign income taxes........................       175    (1,750)      144     (794)       70
  Other, net................................................      (954)   (1,994)       92   (1,073)    1,170
                                                              --------  --------  --------  -------  --------
                                                                33,445    16,856    25,387   13,122    23,732
                                                              --------  --------  --------  -------  --------
CASH FLOWS PROVIDED (USED) BY INVESTING ACTIVITIES
  Capital expenditures......................................   (10,762)   (9,566)  (11,288)  (8,446)   (8,086)
  Capital dispositions......................................     5,815     --        3,945       51     1,068
                                                              --------  --------  --------  -------  --------
                                                                (4,947)   (9,566)   (7,343)  (8,395)   (7,018)
                                                              --------  --------  --------  -------  --------
CASH FLOWS PROVIDED (USED) BY FINANCING
 ACTIVITIES
  Net change in notes payable...............................    (9,281)    2,462    (5,218)    (182)    7,328
  Repayment of long-term debt...............................   (58,427)   (9,382)   (7,290)  (7,134)  (19,764)
  Proceeds from sale of senior notes........................    40,000     --        --       --        --
                                                              --------  --------  --------  -------  --------
                                                               (27,708)   (6,920)  (12,508)  (7,316)  (12,436)
                                                              --------  --------  --------  -------  --------
EFFECT OF EXCHANGE RATES....................................         8      (269)      322      185        80
                                                              --------  --------  --------  -------  --------
Net Increase (Decrease) in Cash and Equivalents.............       798       101     5,858   (2,404)    4,358
Cash and Equivalents -- Beginning of Period.................     2,319     3,117     3,218    3,218     9,076
                                                              --------  --------  --------  -------  --------
Cash and Equivalents -- End of Period.......................  $  3,117  $  3,218  $  9,076  $   814  $ 13,434
                                                              --------  --------  --------  -------  --------
                                                              --------  --------  --------  -------  --------
SUPPLEMENTAL CASH FLOW INFORMATION
  Cash paid during the year for.............................
    Interest expense........................................  $  7,836  $  6,271  $  6,033  $ 4,033  $  4,505
    Income taxes............................................     1,436     2,264     2,212    2,204     6,057

                 See Notes to Consolidated Financial Statements

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                                                                 YEAR ENDED OCTOBER 31,
                                                              ----------------------------
                                                                                             NINE MONTHS
                                                                                            ENDED JULY 31,
                                                                1992      1993      1994         1995
                                                              --------  --------  --------  --------------
                                                                                             (UNAUDITED)
                                                                             (IN THOUSANDS)
Common Stock, par value $.20 per share
  Beginning of period.......................................  $  1,300  $  1,301  $  1,302  $    1,302
  Stock issued under stock option plans.....................         1         1     --             24
                                                              --------  --------  --------     -------
  End of period.............................................     1,301     1,302     1,302       1,326
                                                              --------  --------  --------     -------
Capital in Excess of Par Value
  Beginning of period.......................................    10,445    10,480    10,482      10,482
  Stock issued under stock option plans.....................        35         2     --           (110)
                                                              --------  --------  --------     -------
  End of period.............................................    10,480    10,482    10,482      10,372
                                                              --------  --------  --------     -------
Retained Earnings
  Beginning of period.......................................    67,929    73,023    47,388      54,951
  Net earnings (loss).......................................     5,094   (25,635)    7,563      11,838
                                                              --------  --------  --------     -------
  End of period.............................................    73,023    47,388    54,951      66,789
                                                              --------  --------  --------     -------
Cumulative Foreign Currency Translation Adjustment
  Beginning of period.......................................    (2,297)   (2,182)   (3,849)     (1,244)
  Aggregate adjustment resulting from foreign currency
   translation..............................................       115    (1,667)    2,605       1,213
                                                              --------  --------  --------     -------
  End of period.............................................    (2,182)   (3,849)   (1,244)        (31)
                                                              --------  --------  --------     -------
Shareholders' Equity........................................  $ 82,622  $ 55,323  $ 65,491  $   78,456
                                                              --------  --------  --------     -------
                                                              --------  --------  --------     -------

                 See Notes to Consolidated Financial Statements

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  NOTES TO UNAUDITED JULY 31, 1994 AND 1995 FINANCIAL STATEMENTS
    The consolidated balance sheet as of July 31, 1995 and the consolidated statements of operations and cash flows for the nine months ended July 31, 1994 and 1995, and shareholders' equity for the nine months ended July 31, 1995 are unaudited, but in the opinion of management, all adjustments necessary to present fairly the financial statements referred to above have been made, none of which were other than normal recurring accruals. The effective income tax rates for the nine month periods are based on the anticipated effective tax rate for the year.

    During the quarter ended July 31, 1995, several remaining actions associated with the fourth quarter 1993 restructuring were completed, and the Company comprehensively reviewed all of the actions as they were originally contemplated. Asset accounts, including intangibles, and accrued liabilities associated with the plan were adjusted such that the total restructuring costs were lowered from $40.6 million to $38.5 million. As a result, the Company took a third quarter fiscal 1995 restructuring credit of $2.1 million, or approximately 5% of the original charge. No other amounts related to the restructuring plan were charged or credited to earnings since inception by the plan. Cash impacts of actions taken during this period were not significant nor materially different than originally anticipated. The Company believes the restructuring action is now substantially complete.

    Sales during the nine months ended July 31, 1995, include the effect of a $1.3 million favorable settlement of a patent infringement.

    Certain reclassifications have been made to the October 31, 1993 and 1994 financial statements to conform to the July 31, 1995 presentation.

2.  ACCOUNTING POLICIES
    PRINCIPLES OF CONSOLIDATION: The consolidated financial statements include the accounts of Esterline Technologies Corporation and its subsidiaries. All significant intercompany accounts and transactions have been eliminated.

    FOREIGN CURRENCY TRANSLATION: Foreign currency assets and liabilities are translated into their U.S. dollar equivalents based on year-end exchange rates. Revenue and expense accounts are generally translated at average exchange rates. Aggregate exchange gains and losses arising from the translation of foreign assets and liabilities are included in shareholders' equity. Transaction gains and losses are included in income and have not been significant in amount.

    INVENTORIES: Most inventories are stated at the lower of cost (first in, first out) or market. Two subsidiaries state their inventories at the lower of cost (last in, first out) or market. Inventory cost includes material, labor and factory overhead.

    RESEARCH,  DEVELOPMENT AND RELATED ENGINEERING COSTS:  Research, development
and  related  engineering  costs   approximated  $13,441,000,  $14,007,000   and
$13,711,000 in 1992, 1993 and 1994, respectively, and are expensed as incurred.

    PROPERTY, PLANT AND EQUIPMENT AND DEPRECIATION: Property, plant and equipment is carried at cost and includes expenditures for major improvements which increase useful lives. Depreciation is provided generally on the straight-line method. For income tax purposes, depreciation is computed using various accelerated methods.

    INTANGIBLE ASSETS: Intangible assets arise primarily from business acquisitions and include intangibles and the cost of purchased businesses in excess of amounts assigned to tangible and intangible assets. Intangible assets are being amortized over estimated lives which range from 3 to 40 years. Intangible assets as of October 31, 1993 and 1994 totaled $31,140,000 and $28,678,000, net of accumulated amortization of $14,628,000 and $17,174,000, respectively.

    ASSET  VALUATION:    The carrying  amount  of long-life  assets  is reviewed
periodically. If the asset carrying amount is not recoverable, the asset is considered to be impaired and the value is adjusted.

    ENVIRONMENTAL:   Environmental  exposures are provided  for in  total at the time they are known to exist or are considered reasonably probable.

    EARNINGS PER SHARE: Earnings per share are computed using the average number of common and common equivalent shares outstanding during each period (6,667,000 shares in 1992, 6,579,000 shares in 1993, 6,571,000 shares in 1994).
The   effect  of  the   convertible  debentures  upon   earnings  per  share  is
antidilutive.

    CASH EQUIVALENTS:    Investments  maturing  in  three  months  or  less  are
classified as cash equivalents.

    FINANCIAL INSTRUMENTS: The Company's financial instruments include cash and equivalents, accounts receivable and accounts payable, for which the fair value approximates carrying value, and notes payable and long-term debt. The fair values of notes payable and long-term debt (see Note 5) were estimated using interest rates that are currently available to the Company for issuance of debt with similar terms and remaining maturities.

    CONCENTRATIONS OF CREDIT RISK: Concentrations of credit risk with respect to accounts receivable are generally diversified due to the large number of entities comprising the Company's customer base and their dispersion across many different industries and geographies. The Company performs ongoing credit evaluations of its customers' financial condition and, in certain circumstances, utilizes letters of credit and bank guarantees to minimize credit risk.

3.  INVENTORIES
    Inventories consisted of the following:

                                                                  OCTOBER 31,
                                                              --------------------
                                                                                     JULY 31,
                                                                1993       1994        1995
                                                              ---------  ---------  -----------
                                                                 (IN THOUSANDS)     (UNAUDITED)
Finished goods..............................................  $   9,508  $   6,016   $   5,295
Work in process.............................................     17,340     16,887      21,321
Raw materials and purchased parts...........................     11,582      8,770      11,488
                                                              ---------  ---------  -----------
                                                              $  38,430  $  31,673   $  38,104
                                                              ---------  ---------  -----------
                                                              ---------  ---------  -----------

    At October 31, 1993  and 1994, $9,000,000  and $8,500,000, respectively,  of the Company's total inventories were stated under the last in, first out inventory method. Had the first in, first out method been used, these inventories would have been $2,995,000 and $3,386,000 higher than reported at October 31, 1993 and 1994, respectively.

4.  ACCRUED LIABILITIES
    Accrued liabilities consisted of the following:

                                                                OCTOBER 31,
                                                            --------------------
                                                              1993       1994
                                                            ---------  ---------
                                                               (IN THOUSANDS)
Payroll and other compensation............................  $  13,893  $  18,905
Self-insurance provisions.................................      6,912      7,886
Interest..................................................      4,187      2,770
Warranties................................................      2,426      3,495
State and other tax accruals..............................      6,508      7,048
Accrued restructuring cost................................     15,261     13,698
Other.....................................................     10,876     14,075
                                                            ---------  ---------
                                                            $  60,063  $  67,877
                                                            ---------  ---------
                                                            ---------  ---------

5.  DEBT
    Long-term debt consisted of the following:

                                                    OCTOBER 31,
                                                --------------------
                                                                       JULY 31,
                                                  1993       1994        1995
                                                ---------  ---------  -----------
                                                   (IN THOUSANDS)     (UNAUDITED)
8.75% senior notes, due 2002..................  $  40,000  $  40,000   $  40,000
8.25% convertible subordinated guaranteed
 debentures, due 1995.........................     20,000     20,000      --
Variable rate term loan.......................      6,621     --          --
Other.........................................      2,708      2,302       2,694
                                                ---------  ---------  -----------
                                                   69,329     62,302      42,694
    Less current maturities...................      7,062     20,588       6,303
                                                ---------  ---------  -----------
                                                $  62,267  $  41,714   $  36,391
                                                ---------  ---------  -----------
                                                ---------  ---------  -----------

    The  8.75%  senior  notes  are   unsecured  and  payable  in  equal   annual
installments beginning in fiscal 1996. Interest is payable semi-annually in January and July of each year.

    The 8.25% convertible debentures were issued by Esterline International Finance N.V., a subsidiary of the Company, and require annual interest payments. The debentures are convertible into common stock of the Company at $39.6667 per share, subject, in certain events, to adjustment. The debentures are guaranteed, on a subordinated basis, as to payment of interest and principal by the Company.

    The variable rate term loan, together with a $35,000,000 line of credit, are unsecured and are with a group of banks. Alternative interest rates are available based on LIBOR, or the lead bank's prime rate, at the Company's option. The term loan was repaid during fiscal 1994 and at October 31, 1994 there were no amounts borrowed under the line of credit.

    The  loan agreements contain various  restrictions, including maintenance of
net  worth,  payment  of  dividends,  interest  coverage,  and  limitations   on
additional borrowings.

    The fair value of the Company's notes payable and long-term debt was estimated at $75,886,000 and $61,088,000 at October 31, 1993 and 1994,
respectively.

    Maturities of long-term debt are as follows:

                                                                      (IN THOUSANDS)
1995................................................................    $   20,588
1996................................................................         6,422
1997................................................................         6,215
1998................................................................         6,136
1999................................................................         5,796
2000 and thereafter.................................................        17,145
                                                                           -------
                                                                        $   62,302
                                                                           -------
                                                                           -------

    The Company had lines of credit with domestic and foreign banks as follows:

                                                                              OCTOBER 31,
                                                                          --------------------
                                                                            1993       1994
                                                                          ---------  ---------
                                                                             (IN THOUSANDS)
Outstanding Balance
  Domestic..............................................................  $  --      $  --
  Foreign...............................................................      5,157         58
                                                                          ---------  ---------
                                                                          $   5,157  $      58
                                                                          ---------  ---------
                                                                          ---------  ---------
Credit Lines
  Domestic..............................................................  $  35,000  $  35,000
  Foreign...............................................................     10,000     10,000
Average Borrowings During the Year
  Domestic..............................................................        400        500
  Foreign...............................................................      3,700      4,500
Average Interest Rates During the Year
  Domestic..............................................................        6.6%       6.8%
  Foreign...............................................................        9.5%       7.5%

    Available credit lines were reduced by outstanding letters of credit of approximately $6,965,000 at October 31, 1994.

6.  RETIREMENT BENEFITS
    Pension benefits are provided for substantially all U.S. employees under contributory and non-contributory pension and other plans, and are based on years of service and five-year average compensation. The Company makes actuarially computed contributions as necessary to adequately fund benefits. The actuarial computations assumed discount rates on benefit obligations and expected long-term rates of return on plan assets of 7.5% and annual compensation increases of 5%. Investments of the plans primarily consist of U.S. Government obligations, publicly traded common stocks, mutual funds and insurance contracts.

    Pension expense consisted of the following:

                                                                    YEAR ENDED OCTOBER 31,
                                                               --------------------------------
                                                                 1992        1993       1994
                                                               ---------  ----------  ---------
                                                                        (IN THOUSANDS)
Service cost-benefits earned during the year.................  $   1,755  $    2,106  $   2,322
Interest cost on projected benefit obligations...............      4,125       4,248      4,457
Actual return on plan assets-investment losses (gains).......     (6,231)    (10,467)    (2,827)
Net amortization and deferral................................        308       4,487     (3,515)
                                                               ---------  ----------  ---------
Net pension expense (credit).................................  $     (43) $      374  $     437
                                                               ---------  ----------  ---------
                                                               ---------  ----------  ---------

    Combined funded status of the plans was as follows:

                                                                              OCTOBER 31,
                                                                          --------------------
                                                                            1993       1994
                                                                          ---------  ---------
                                                                             (IN THOUSANDS)
Plan assets at fair market value........................................  $  77,642  $  75,457
Projected benefit obligations for service rendered to date..............     59,485     62,278
                                                                          ---------  ---------
Plan assets in excess of projected benefit obligations..................     18,157     13,179
Unrecognized prior service costs........................................     --            481
Unrecognized net gain...................................................     (4,423)      (761)
Unrecognized net asset at November 1, 1985..............................     (2,562)    (2,162)
                                                                          ---------  ---------
Prepaid pension expense.................................................  $  11,172  $  10,737
                                                                          ---------  ---------
                                                                          ---------  ---------
Actuarial present value of accumulated benefit obligations, including vested benefits of $49,730 and $52,931.................................  $  50,305  $  54,044
                                                                          ---------  ---------
                                                                          ---------  ---------

    Provision for all retirement benefits consisted of the following:

                                                                           YEAR ENDED OCTOBER 31,
                                                                       -------------------------------
                                                                         1992       1993       1994
                                                                       ---------  ---------  ---------
                                                                               (IN THOUSANDS)
Pension plans........................................................  $     649  $     464  $   1,232
Profit-sharing and other plans.......................................        246         72     --
                                                                       ---------  ---------  ---------
                                                                       $     895  $     536  $   1,232
                                                                       ---------  ---------  ---------
                                                                       ---------  ---------  ---------

7.  INCOME TAXES
    During 1993, the Company adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." The cumulative effect of the change was not material and prior years' financial statements have not been restated.

    During 1994, the Internal Revenue Service completed an examination of certain federal income tax returns and reached agreement with the Company on various filing positions. As a result, the Company recorded a $2 million tax benefit in the fourth quarter of 1994.

    Income tax expense (benefit) consisted of the following:

                                                                     YEAR ENDED OCTOBER 31,
                                                                --------------------------------
                                                                  1992        1993       1994
                                                                ---------  ----------  ---------
                                                                         (IN THOUSANDS)
Current U.S. Federal..........................................  $     959  $      836  $   1,210
Foreign.......................................................      1,317         681        762
State and local...............................................        443         178        585
Deferred......................................................        331     (14,095)    (1,303)
                                                                ---------  ----------  ---------
                                                                $   3,050  $  (12,400) $   1,254
                                                                ---------  ----------  ---------
                                                                ---------  ----------  ---------

    Primary components of the Company's deferred tax assets and (liabilities) resulted from temporary tax differences associated with the following:

                                                                           YEAR ENDED OCTOBER
                                                                                  31,
                                                                          --------------------
                                                                            1993       1994
                                                                          ---------  ---------
                                                                             (IN THOUSANDS)
Reserves and liabilities................................................  $   9,026  $  10,660
Employee benefits.......................................................      3,779      5,357
Tax credits.............................................................      1,234        751
Restructuring accruals..................................................      5,418      4,863
                                                                          ---------  ---------
  Total deferred tax assets.............................................     19,457     21,631
                                                                          ---------  ---------
Depreciation and amortization...........................................     (3,061)    (4,110)
Retirement benefits.....................................................     (4,034)    (3,856)
                                                                          ---------  ---------
  Total deferred tax liabilities........................................     (7,095)    (7,966)
                                                                          ---------  ---------
                                                                          $  12,362  $  13,665
                                                                          ---------  ---------
                                                                          ---------  ---------

    A   valuation  allowance  was  not  required   due  to  the  nature  of  and
circumstances associated with the temporary tax differences.

    A reconciliation of the United States federal statutory income tax rate to the effective income tax rate was as follows:

                                                              1992    1993     1994
                                                              ----   -------   -----
U.S. statutory income tax rate..............................  34.0%    (34.0)%  34.0%
State income taxes..........................................   3.6      (1.1)    6.6
Foreign tax rates...........................................  (2.8)       .7     2.5
Tax settlement..............................................   --      --      (22.7)
Other, net..................................................   2.7       1.8    (6.2)
                                                              ----   -------   -----
Effective income tax rate...................................  37.5%    (32.6)%  14.2%
                                                              ----   -------   -----
                                                              ----   -------   -----

    No provision for federal income taxes has been made on accumulated earnings of foreign subsidiaries, since such earnings have either been permanently reinvested or would be substantially offset by foreign tax credits. Foreign earnings before income taxes were $4,555,000, $1,157,000 and $1,605,000 in 1992,
1993 and 1994, respectively.

    The deferred portion of income tax expense for 1992 was as follows:

                                                              (IN THOUSANDS)
Depreciation and amortization...............................  $     (201)
Accrued expenses............................................         534
Alternative minimum tax.....................................         227
All other, net..............................................        (229)
                                                                   -----
                                                              $      331
                                                                   -----
                                                                   -----

8.  CONTINGENCIES
    The Company has various lawsuits and claims, both offensive and defensive, and contingent liabilities arising from the conduct of business, including those associated with government contracting activities, none of which, in the opinion of management, is expected to have a material effect on the Company's financial position or results of operations. Liabilities have been accrued for environmental remediation costs expected to be incurred in the disposition of manufacturing facilities. No provision has been recorded for environmental remediation costs which could result from changes in laws or other circumstances currently not contemplated by the Company.

9.  OPERATING LEASES
    Net  rental  expense   for  operating  leases   amounted  to   approximately
$3,748,000, $3,241,000 and $3,170,000 in 1992, 1993 and 1994, respectively.

    The Company's rental commitments for noncancelable operating leases with a duration in excess of one year are as follows:

                                                              (IN THOUSANDS)
1995........................................................  $       2,706
1996........................................................          2,266
1997........................................................          2,076
1998........................................................          2,006
1999........................................................          2,021
2000 and thereafter.........................................          1,815
                                                                    -------
                                                              $      12,890
                                                                    -------
                                                                    -------

10. STOCK OPTION PLANS
    At October 31, 1994, the Company had 1,079,625 shares of common stock reserved for issuance to officers, directors and key employees under its stock option plans, of which 41,125 shares were available for future grant. Options granted under the plans are exercisable over a period of four years following the date of grant and expire not later than the tenth anniversary of the grant. The option prices are at fair market value on the date of grant.

    The following summarizes the changes in outstanding options granted under the Company's stock option plans:

                                                                               OPTION PRICES
                                                                    SHARES       PER SHARE
                                                                  ----------  ---------------
Balance -- October 31, 1991.....................................     660,550    $ 8.00-$18.00
    Granted.....................................................     277,500     11.00- 11.25
    Canceled....................................................     (12,050)     8.00- 18.00
    Exercised...................................................     (14,375)            8.00
                                                                  ----------  ---------------
Balance -- October 31, 1992.....................................     911,625      8.00- 11.25
    Granted.....................................................     117,500      7.63-  9.38
    Canceled....................................................     (25,625)     8.00- 11.25
    Exercised...................................................     (25,000)            8.00
                                                                  ----------  ---------------
Balance -- October 31, 1993.....................................     978,500      7.63- 11.25
    Granted.....................................................     119,000      7.38-  9.88
    Canceled....................................................     (54,000)     7.38- 11.25
    Exercised...................................................      (5,000)            9.00
                                                                  ----------  ---------------
Balance -- October 31, 1994.....................................   1,038,500  $   7.38-$11.25
                                                                  ----------  ---------------
                                                                  ----------  ---------------
Exercisable at October 31, 1994.................................     734,500  $   7.63-$11.25
                                                                  ----------  ---------------
                                                                  ----------  ---------------

11. CAPITAL STOCK

    The authorized capital stock of the Company consists of 500,000 shares of preferred stock, including 25,000 shares ($100 par value) and 475,000 shares ($1.00 par value) issuable in series, and 30,000,000 shares of common stock ($.20 par value). At October 31, 1994, there were no shares of preferred stock outstanding, 504,201 shares of common stock were reserved for issuance upon conversion of the 8.25% convertible debentures and 1,079,625 shares of common stock were reserved for issuance under the Company's stock option plans.

    On December 9, 1992, the Board of Directors adopted a Stockholder Rights Plan providing for the distribution of one Preferred Stock Purchase Right for each share of common stock held on December 23, 1992. Each Right entitles the holder to purchase one-one hundredth of a share of Series A Serial Preferred Stock at an exercise price of $56. The Rights expire December 23, 2002.

    The Rights will be exercisable and transferrable apart from the common stock only if a person or group acquires beneficial ownership of 10% or more of the Company's common stock or commences a tender offer or exchange offer which would result in a person or group beneficially owning 10% or more of the Company's common stock. The Rights will be redeemable by the Company for $.01 each at any time prior to the tenth day after an announcement that a person or group beneficially owns 10% or more of the common stock.

    Upon the occurrence of certain events, the holder of a Right can purchase, for the then current exercise price of the Right, shares of common stock of the Company (or under certain circumstances, as determined by the Board of Directors, cash, other securities or property) having a value of twice the Right's exercise price. Upon the occurrence of certain other events, the holder of each Right would be entitled to purchase, at the exercise price of the Right, shares of common stock of a corporation or other entity acquiring the Company or engaging in certain transactions involving the Company, that has a market value of twice the Right's exercise price.

12. RESTRUCTURING PROVISION
    In the fourth quarter of 1993 the Company recorded a $40.6 million restructuring charge ($27.2 million net of income tax effect), based on management's estimate of the effects of the contemplated actions. The charge provided for the sale or shutdown of certain small operating companies, consolidation of plants and product lines, employees' severance, provisions for intangible assets which no longer had value and the sale of two vacant facilities. The charges reduced 1993 earnings per share by $4.14. Restructuring actions completed through 1994 included the sale of one small subsidiary, the sale of a vacant facility, employees' severance and write-off of intangible assets, and comprised $19.1 million (before tax) of the recorded provision.

13. BUSINESS SEGMENT INFORMATION
    Details of the Company's operations by business segment for the years ended October 31 were as follows:

                                                                        1992        1993        1994
                                                                     ----------  ----------  ----------
                                                                               (IN THOUSANDS)
Net Sales
  Automation.......................................................  $   91,449  $   94,460  $  108,642
  Aerospace and Defense............................................     111,077      99,071      93,370
  Instrumentation..................................................     102,301      91,621      92,032
                                                                     ----------  ----------  ----------
                                                                     $  304,827     285,152  $  294,044
                                                                     ----------  ----------  ----------
                                                                     ----------  ----------  ----------
Earnings (Loss) Before Income Taxes
  Automation.......................................................  $      957  $    7,887  $   11,913
  Aerospace and Defense............................................      14,856       7,259       9,809
  Instrumentation..................................................       7,509         935       1,537
                                                                     ----------  ----------  ----------
    Operating Earnings.............................................      23,322      16,081      23,259
                                                                     ----------  ----------  ----------
  Corporate expense................................................      (7,932)     (7,166)     (8,457)
  Restructuring provision..........................................      --         (40,626)     --
  Interest expense, net............................................      (7,246)     (6,324)     (5,985)
                                                                     ----------  ----------  ----------
                                                                     $    8,144  $  (38,035) $    8,817
                                                                     ----------  ----------  ----------
                                                                     ----------  ----------  ----------
Identifiable Assets
  Automation.......................................................  $   52,853  $   41,752  $   49,540
  Aerospace and Defense............................................      96,248      77,419      76,681
  Instrumentation..................................................      67,818      55,744      49,822
  Corporate (1)....................................................      15,105      30,757      39,932
                                                                     ----------  ----------  ----------
                                                                     $  232,024  $  205,672  $  215,975
                                                                     ----------  ----------  ----------
                                                                     ----------  ----------  ----------
Capital Expenditures
  Automation.......................................................  $    3,788  $    2,402  $    4,214
  Aerospace and Defense............................................       3,821       4,125       3,158
  Instrumentation..................................................       3,063       2,935       3,847
  Corporate........................................................          90          94          69
                                                                     ----------  ----------  ----------
                                                                     $   10,762  $    9,556  $   11,288
                                                                     ----------  ----------  ----------
                                                                     ----------  ----------  ----------
Depreciation and Amortization
  Automation.......................................................  $    4,335  $    3,982       3,546
  Aerospace and Defense............................................       7,129       7,829       6,128
  Instrumentation..................................................       7,984       7,158       6,257
  Corporate........................................................         375         290         483
                                                                     ----------  ----------  ----------
                                                                     $   19,823  $   19,259  $   16,414
                                                                     ----------  ----------  ----------
                                                                     ----------  ----------  ----------

- ------------------------
(1) Primarily prepaid pension expense (see Note 6) and cash. Also, 1993 and 1994 include net deferred tax assets (see Note 7).

    The   Company's  principal  foreign   operations  consist  of  manufacturing
facilities located in France, Spain, Mexico and Italy, and include sales and service operations located in England, Germany, Japan, and France.

    Details of the Company's operations by geographic area for the years ended October 31 were as follows:

                                                                1992      1993      1994
                                                              --------  --------  --------
                                                                     (IN THOUSANDS)
SALES
  Domestic
    Unaffiliated customers -- U.S...........................  $211,313  $195,808  $203,010
    Unaffiliated customers -- export........................    33,126    33,163    34,248
    Intercompany............................................     4,300     4,163     6,231
                                                              --------  --------  --------
                                                              $248,739  $233,134  $243,489
                                                              --------  --------  --------
  Foreign
    Unaffiliated customers..................................  $ 60,388  $ 56,181  $ 56,786
    Intercompany............................................     --           29       628
                                                              --------  --------  --------
                                                              $ 60,388  $ 56,210  $ 57,414
                                                              --------  --------  --------
    Eliminations............................................  $ (4,300) $ (4,192) $ (6,859)
                                                              --------  --------  --------
  Net Sales.................................................  $304,827  $285,152  $294,044
                                                              --------  --------  --------
                                                              --------  --------  --------
OPERATING EARNINGS (1)
  Domestic..................................................  $ 18,888  $ 13,042  $ 20,449
  Foreign...................................................     3,864     2,833     2,994
  Eliminations..............................................       570       206      (184)
                                                              --------  --------  --------
                                                              $ 23,322  $ 16,081  $ 23,259
                                                              --------  --------  --------
                                                              --------  --------  --------
IDENTIFIABLE ASSETS (2)
  Domestic..................................................  $187,860  $142,644  $133,200
  Foreign...................................................    29,059    33,604    42,843
                                                              --------  --------  --------
                                                              $216,919  $176,248  $176,043
                                                              --------  --------  --------
                                                              --------  --------  --------

- ------------------------
(1)  Before 1993 restructuring provision, shown on page F-15.

(2)  Excludes Corporate, shown on page F-15.

    The above sales are based upon geographic origin of sale. Intercompany sales are made at selling prices comparable to those to unaffiliated customers. Sales to any single customer or government entity did not exceed 10% of consolidated sales. Operating earnings are net sales less operating expenses.

    Product lines contributing more than 10% of total sales in any of the years ended October 31 were as follows:

                                                               YEAR ENDED
                                                               OCTOBER 31,
                                                              -------------
                                                              1992 1993 1994
                                                              ---  ---  ---
Printed circuit board drilling equipment....................  12 % 16 % 18 %
Gauge products..............................................  13 % 13 % 13 %
Combustible ordnance components.............................  12 %  9 %  9 %

14. QUARTERLY FINANCIAL DATA (UNAUDITED)
    The following is a summary of unaudited quarterly financial information:

                                                               FIRST   SECOND    THIRD     FOURTH
                                                              -------  -------  --------  --------
                                                                (IN THOUSANDS, EXCEPT PER SHARE
                                                                            AMOUNTS)
YEAR ENDED OCTOBER 31, 1993
Net sales...................................................  $67,324  $71,588  $ 69,131  $ 77,109
Gross margin................................................   25,411   27,288    26,730    30,155
Net earnings (loss).........................................      331      483       404   (26,853)
Net earnings (loss) per share...............................  $   .05  $   .07  $    .06  $  (4.08)
YEAR ENDED OCTOBER 31, 1994
Net sales...................................................  $57,872  $70,867  $ 71,676  $ 93,629
Gross margin................................................   21,725   27,867    28,496    37,559
Net earnings (loss).........................................     (404)   1,154     1,515     5,298
Net earnings (loss) per share...............................  $  (.06) $   .18  $    .23  $    .80
NINE MONTHS ENDED JULY 31, 1995
Net sales...................................................  $83,332  $84,812  $ 87,318
Gross margin................................................   33,394   34,593    36,034
Net earnings................................................    2,198    3,051     6,589
Net earnings per share......................................  $   .32  $   .44  $    .93

- ------------------------------------------------
                                ------------------------------------------------
- ------------------------------------------------
                                ------------------------------------------------

    NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH OTHER INFORMATION AND REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDERWRITERS. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE REGISTERED SECURITIES TO WHICH IT RELATES. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL.

                              -------------------

                               TABLE OF CONTENTS


                                                           PAGE
                                                            ---
Prospectus Summary....................................           3
Risk Factors..........................................           6
Use of Proceeds.......................................           9
Price Range of Common Stock and Dividend Policy.......           9
Capitalization........................................          10
Selected Historical Financial and Operating Data......          11
Management's Discussion and Analysis of Results of
  Operations and Financial Condition..................          12
Business..............................................          17
Management............................................          24
Security Ownership of Certain Beneficial Owners and
  Management..........................................          26
Description of Capital Stock..........................          27
Underwriting..........................................          31
Legal Matters.........................................          32
Experts...............................................          33
Available Information.................................          33
Incorporation of Certain Documents by Reference.......          33
Index to Financial Statements.........................         F-1


                                1,800,000 SHARES

                                     [LOGO]

                       ESTERLINE TECHNOLOGIES CORPORATION

                                  COMMON STOCK

                              --------------------

                                   PROSPECTUS

                              --------------------

                            PAINEWEBBER INCORPORATED

                          RAGEN MACKENZIE INCORPORATED


                         PACIFIC CREST SECURITIES INC.


                                  ------------

                                         , 1995

- ------------------------------------------------
                                ------------------------------------------------
- ------------------------------------------------
                                ------------------------------------------------

                [ALTERNATIVE PAGE FOR INTERNATIONAL PROSPECTUS]

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

                [ALTERNATIVE PAGE FOR INTERNATIONAL PROSPECTUS]


                             SUBJECT TO COMPLETION,
                PRELIMINARY PROSPECTUS DATED SEPTEMBER 26, 1995

                                1,800,000 SHARES
                                     [LOGO]
                       ESTERLINE TECHNOLOGIES CORPORATION
                                  COMMON STOCK
                                ----------------
    All of the shares of Common Stock offered hereby are being sold by Esterline Technologies Corporation, a Delaware corporation (the "Company"). Of the 1,800,000 shares of Common Stock offered, 360,000 shares are being offered hereby in an international offering outside the United States and Canada (the "International Shares") and 1,440,000 shares are being offered in a concurrent offering in the United States and Canada. The price to the public and aggregate underwriting discounts and commissions per share will be identical for both offerings. See "Underwriting."

    The Company's Common Stock is traded on the New York Stock Exchange ("NYSE") under the trading symbol "ESL." On September 25, 1995, the last reported sale price of the Common Stock as reported by the NYSE was $27.875 per share. See "Price Range of Common Stock."

                              -------------------
    PROSPECTIVE INVESTORS SHOULD CAREFULLY CONSIDER THE MATTERS DISCUSSED UNDER "RISK FACTORS" ON PAGE 6 IN THIS PROSPECTUS.
                               -----------------
THESE    SECURITIES   HAVE   NOT   BEEN   APPROVED   OR   DISAPPROVED   BY   THE
   SECURITIES   AND   EXCHANGE   COMMISSION    OR   ANY   STATE    SECURITIES
     COMMISSION   NOR  HAS  THE  SECURITIES   AND  EXCHANGE  COMMISSION  OR
        ANY  STATE  SECURITIES  COMMISSION  PASSED  UPON  THE   ACCURACY
            OR  ADEQUACY OF  THIS PROSPECTUS.  ANY REPRESENTATION TO
                          THE CONTRARY IS A CRIMINAL OFFENSE.


                                                         UNDERWRITING
                                        PRICE TO         DISCOUNTS AND       PROCEEDS TO
                                         PUBLIC         COMMISSIONS (1)      COMPANY (2)
Per Share.........................  $                  $                  $
Total.............................          $                  $                  $
Total Assuming Full Exercise of
 Over-Allotment Option (3)........          $                  $                  $

(1)  See "Underwriting."
(2) Before deducting expenses estimated at $415,000, which are payable by the Company.
(3) Assuming exercise in full of the 30-day option granted by the Company to the Underwriters to purchase up to 270,000 additional shares, on the same terms, solely to cover over-allotments. See "Underwriting."


                              -------------------
    The International Shares are offered by the International Underwriters, subject to prior sale, when, as and if delivered to and accepted by the International Underwriters, and subject to their right to reject orders in whole or in part. It is expected that delivery of the shares of Common Stock will be
made in New York City on or about            , 1995.
                              -------------------
PAINEWEBBER INTERNATIONAL
                          RAGEN MACKENZIE INCORPORATED

                                                   PACIFIC CREST SECURITIES INC.

                                  ------------

                THE DATE OF THIS PROSPECTUS IS          , 1995.

                [ALTERNATIVE PAGE FOR INTERNATIONAL PROSPECTUS]

                 CERTAIN UNITED STATES FEDERAL TAX CONSEQUENCES
                          TO NON-UNITED STATES HOLDERS

    The following is a general discussion of certain United States Federal tax consequences of the acquisition, ownership, and disposition of Common Stock by a holder that, for United States Federal income tax purposes, is not a "United States person" (a "Non-United States Holder"). This discussion is based upon the United States Federal tax law now in effect, which is subject to change, possibly retroactively. For purposes of this discussion, a "United States person" means a citizen or resident of the United States; a corporation, partnership, or other entity created or organized in the United States or under the laws of the United States or of any political subdivision thereof; or an estate or trust whose income is includible in gross income for United States Federal income tax purposes regardless of its source. This discussion does not consider any specific facts or circumstances that may apply to a particular Non-United States Holder. Prospective investors are urged to consult their tax advisors regarding the United States Federal tax consequences of acquiring, holding, and disposing of Common Stock, as well as any tax consequences that may arise under the laws of any foreign, state, local, or other taxing jurisdiction.

DIVIDENDS

    Dividends paid to a Non-United States Holder will generally be subject to withholding of United States Federal income tax at the rate of 30% unless the dividend is effectively connected with the conduct of a trade or business within the United States by the Non-United States Holder, in which case the dividend will be subject to the United States Federal income tax on net income that applies to United States persons generally (and, with respect to corporate holders and under certain circumstances, the branch profits tax). Non-United States Holders should consult any applicable income tax treaties, which may provide for a lower rate of withholding or other rules different from those described above. A Non-United States Holder may be required to satisfy certain certification requirements in order to claim treaty benefits or otherwise claim a reduction of or exemption from withholding under the foregoing rules.

GAIN ON DISPOSITION

    A Non-United States Holder will generally not be subject to United States Federal income tax on gain recognized on a sale or other disposition of Common Stock unless (i) the gain is effectively connected with the conduct of a trade or business within the United States by the Non-United States Holder or (ii) in the case of a Non-United States Holder who is a nonresident alien individual and holds the Common Stock as a capital asset, such holder is present in the United States for 183 or more days in the taxable year and certain other requirements are met. Gain that is effectively connected with the conduct of a trade or business within the United States by the Non-United States Holder will be subject to the United States Federal income tax on net income that applies to United States persons generally (and, with respect to corporate holders and under certain circumstances, the branch profits tax) but will not be subject to withholding. Non-United States Holders should consult applicable treaties, which may provide for different rules.

FEDERAL ESTATE TAXES

    Common Stock owned or treated as owned by an individual who is not a citizen or resident (as specially defined for United States Federal estate tax purposes) of the United States at the date of death will be included in such individual's estate for United States Federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

INFORMATION REPORTING AND BACKUP WITHHOLDING

    Under temporary United States Treasury regulations, United States information reporting requirements and backup withholding tax will generally not apply to dividends paid on the Common Stock to a Non-United States Holder at an address outside the United States. Payments by a United States office of a broker of the proceeds of a sale of the Common Stock is subject to both backup withholding at a rate of 31% and information reporting unless the holder certifies its Non-United States Holder status under penalties of perjury or otherwise establishes an exemption. Information reporting requirements (but not backup withholding) will also apply to payments of the proceeds of sales of the Common Stock by foreign offices of

                [ALTERNATIVE PAGE FOR INTERNATIONAL PROSPECTUS]
United States brokers, or foreign brokers with certain types of relationships to the United States, unless the broker has documentary evidence in its records that the holder is a Non-United States Holder and certain other conditions are met, or the holder otherwise establishes an exemption.

    Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be refunded or credited against the Non-United States Holder's United States Federal income tax liability, provided that the required information is furnished to the Internal Revenue Service.

    These information reporting and backup withholding rules are under review by the United States Treasury and their application to the Common Stock could be changed by future regulations.

                [ALTERNATIVE PAGE FOR INTERNATIONAL PROSPECTUS]

                                  UNDERWRITING


    The International Underwriters named below, acting through PaineWebber (U.K.) Ltd., Ragen MacKenzie Incorporated, and Pacific Crest Securities Inc., as International Representatives (the "International Representatives"), have severally agreed, subject to the terms and conditions set forth in the
Underwriting Agreement by and among the Company and the International Underwriters (the "International Underwriting Agreement"), to purchase from the Company, and the Company has agreed to sell to the International Underwriters, the aggregate number of shares of Common Stock set forth opposite their names below:



                                                                                NUMBER OF
U.S. UNDERWRITERS                                                                SHARES
- -----------------------------------------------------------------------------  -----------
PaineWebber International (U.K.) Ltd.........................................
Ragen MacKenzie Incorporated.................................................
Pacific Crest Securities Inc.................................................

                                                                               -----------
Total........................................................................     360,000
                                                                               -----------
                                                                               -----------



    In addition, the U.S. Underwriters (together with the International Underwriters, the "Underwriters"), in a concurrent offering of the Common Stock to U.S Persons (as defined below), acting through PaineWebber Incorporated, Ragen MacKenzie Incorporated, and Pacific Crest Securities Inc., as Representatives (the "Representatives"), have severally agreed, subject to the terms and conditions set forth in the Underwriting Agreement by and among the Company and the U.S. Underwriters (the "U.S. Underwriting Agreement"), to purchase from the Company, and the Company has agreed to sell to the U.S. Underwriters, 1,440,000 shares of Common Stock.


    The International Underwriting Agreement provides that the obligation of the International Underwriters to purchase the shares of Common Stock listed above is subject to certain conditions. The International Underwriting Agreement also provides that the International Underwriters are obligated to purchase, and the Company is obligated to sell, all the shares of Common Stock offered hereby if any are purchased (without consideration of any shares that may be purchased through the Underwriters' over-allotment option). The offering price and underwriting discounts and commissions under both underwriting agreements are identical. In general, the closing with respect to the sale of the shares of Common Stock pursuant to the International Underwriting Agreement is a condition to closing with respect to the sale of the shares of Common Stock pursuant to the U.S. Underwriting Agreement and vice versa. PaineWebber Incorporated is an affiliate of PaineWebber International (U.K.) Ltd.

    The International Representatives have advised the Company that the International Underwriters propose to offer the shares of Common Stock to the public at the public offering price set forth on the cover page of this Prospectus and to certain dealers at such price less a concession not in excess of $ per share and that the International Underwriters may allow, and such dealers may reallow, a concession not in excess of $ per share to certain other dealers, including the International Underwriters. After the shares of Common Stock are released for sale to the public, the public offering price and concessions and discounts may be changed by the International Underwriters.

    Each International Underwriter has agreed that, as part of the distribution of the shares of Common Stock, (a) it is not purchasing any shares of Common Stock for the account of any United States or Canadian Person and (b) it has not offered or sold, and will not offer or sell, directly or indirectly, any shares of Common Stock or distribute this Prospectus to any person within the United States or Canada or to any United States or Canadian Person. Each U.S. Underwriter has agreed that, as part of the distribution of the shares of Common Stock, (a) it is not purchasing any shares of Common Stock for the account of anyone other than a United States or Canadian Person and (b) it has not offered or sold, and will not offer or sell, directly or indirectly, any shares of Common Stock or distribute this Prospectus to any person outside the United States or Canada or to anyone other than a United States or Canadian Person. The foregoing limitations do not apply to stabilization transactions or to certain other transactions specified in the

                [ALTERNATIVE PAGE FOR INTERNATIONAL PROSPECTUS]

Agreement Between (as defined below). As used herein, "United States or Canadian Person" means any individual who is resident in the United States or Canada, or any corporation, pension, profit-sharing or other trust or other entity organized under or governed by the laws of the United States or Canada or any political subdivision thereof (other than a foreign branch of any United States or Canadian Person), and shall include any United States or Canadian branch of a person other than a United States or Canadian Person; and "United States" shall mean the Untied States of America, its territories, possessions and all areas subject to its jurisdiction.


    Each International Underwriter has severally represented and agreed that (i) it has not offered or sold and will not offer or sell in the United Kingdom, by means of any document, any shares of Common Stock other than to persons whose ordinary business it is to buy or sell shares or debentures, whether as principal or agent, or in circumstances which do not constitute and offer to the public within the meaning of the Companies Act 1985; (ii) it has complied and will comply with all applicable provisions of the Financial Services Act 1986 with respect to anything done by it in relation to the shares of Common Stock in, from and otherwise involving the United Kingdom; and (iii) it has only issued or passed on and will only issue or pass on in the United Kingdom any document received by it in connection with the issue of the shares of Common Stock to a person who is of a kind described in Article 9(3) of the Financial Services Act 1986 (Investment Advertisements) (Exemptions) Order 1988 or is a person to whom such document may otherwise lawfully be issued or passed on.

    The U.S. Underwriters and International Underwriters have entered into an Agreement Between U.S. and International Underwriters (the "Agreement Between") that provides for the coordination of their activities. Pursuant to the Agreement Between, sales may be made between the U.S. Underwriters and the International Underwriters of such number of shares of Common Stock as may be mutually agreed upon. The per share price of any shares so sold shall be the public offering price set forth on the cover page of the Prospectus, less an amount not greater than the per share amount of the concession to dealers set forth above. To the extent there are sales between the U.S. Underwriters and the International Underwriters, the number of shares of Common Stock initially available for sale by the U.S. Underwriters or by the International Underwriters may be more or less than the amount appearing on the cover page of this Prospectus.

    The Company has granted to the Underwriters an option, expiring at the close of business on the 30th day subsequent to the effective date of this offering, to purchase up to an aggregate of 270,000 additional shares of Common Stock at the public offering price set forth on the cover page of this Prospectus, less the underwriting discounts and commissions. The Underwriters may exercise such option only to cover over-allotments, if any, incurred in the sale of the shares of Common Stock. To the extent that the Underwriters exercise such option, each Underwriter will be obligated, subject to certain conditions, to purchase approximately the same percentage of such additional shares as the percentage it is required to purchase of the total number of shares of Common Stock under the U.S. or International Underwriting Agreement, as the case may be.

    The Company has agreed to indemnify the U.S. Underwriters and the International Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments which the U.S. Underwriters or the International Underwriters may be required to make in respect thereof.

    The Company and an executive officer have agreed that they will not sell, contract to sell or otherwise dispose of any shares of Common Stock or any rights to purchase or acquire shares of Common Stock for a period of 90 days after the effective date of this offering, except for the shares of Common Stock offered hereby, the issuance of shares by the Company pursuant to employee stock options and the issuance of shares or options by the Company pursuant to employee benefit, stock option and compensation plans of the Company, without the prior written consent of the Representatives.


                                 LEGAL MATTERS



    Certain legal matters with respect to the shares of the Common Stock offered hereby will be passed upon for the Company by Skadden, Arps, Slate, Meagher & Flom, Los Angeles, California. Certain legal matters relating to the offering will be passed upon for the Underwriters by Milbank, Tweed, Hadley & McCloy, Los Angeles, California.

                [ALTERNATIVE PAGE FOR INTERNATIONAL PROSPECTUS]


                                    EXPERTS



    The consolidated financial statements of the Company as of October 31, 1993 and 1994 and for each of the three years in the period ended October 31, 1994 included in this Prospectus, and related financial statement schedules incorporated herein by reference, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports appearing herein, and by reference, and have been so incorporated and included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.



                             AVAILABLE INFORMATION



    The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed by the Company may be inspected and copied at the Commission's regional offices at 7 World Trade Center, 13th Floor, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, and inspected and copied or obtained by mail at prescribed rates from the public reference facilities maintained by the Commission at its principal offices: 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549.



    The Company's Common Stock is listed on the New York Stock Exchange. The Company's reports, proxy statements and other information can be inspected and copied at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.



    The Company has filed with the Commission a registration statement on Form S-3 under the Securities Act of 1933, as amended, with respect to the Common Stock described in this Prospectus. This Prospectus does not contain all the information set forth in the registration statement and exhibits and schedules thereto. For further information with respect to the Company and the Common Stock, reference is made to the registration statement and the exhibits and schedules filed as part thereof. Statements contained in this Prospectus as to the contents of any contract or any other document referred to are not necessarily complete, and, in each instance, reference is made to the copy of such contract or document filed as an exhibit to the registration statement, each such statement being qualified in all respects by reference to such exhibit. The registration statement, including exhibits and schedules thereto, may be inspected without charge or copied in whole or in part at prescribed rates at the Commission's principal offices set forth above.



                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE



    The following documents, heretofore filed by the Company with the Commission pursuant to the Exchange Act, are hereby incorporated by reference, except as superseded or modified herein:



    1. The Description of the Company's Common Stock which is contained in the Company's Registration Statement on Form S-1, dated October 23, 1967.



    2. The Company's Annual Report on Form 10-K for the fiscal year ended October 31, 1994;



    3. The Company's Quarterly Report on Form 10-Q for the quarter ended January 31, 1995;



    4. The Company's Quarterly Report on Form 10-Q for the quarter ended April 30, 1995;



    5. The Company's Quarterly Report on Form 10-Q for the quarter ended July 31, 1995;



    6.  The Company's Report on Form 8-K, dated April 17, 1995.



    Each  document filed subsequent  to the date of  this prospectus pursuant to
Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 prior to the termination of the offering shall be deemed to be incorporated by reference in this Prospectus and shall be part hereof from the date of filing such document.



    The Company will provide a copy of the documents incorporated by reference herein (other than exhibits to such documents) without charge to each person, including any beneficial owner, to whom this Prospectus is delivered, upon written or oral request by such person. Requests should be addressed to:
Esterline Technologies Corporation, 10800 NE 8th Street, Bellevue, Washington 98004, Attention: Manager, Corporate Communications (telephone number (206) 453-9400).

                [ALTERNATIVE PAGE FOR INTERNATIONAL PROSPECTUS]

- ------------------------------------------------
                                ------------------------------------------------
- ------------------------------------------------
                                ------------------------------------------------

    NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH OTHER INFORMATION AND REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDERWRITERS. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE REGISTERED SECURITIES TO WHICH IT RELATES. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL.

                              -------------------

                               TABLE OF CONTENTS


                                                          PAGE
                                                           ---
Prospectus Summary....................................          3
Risk Factors..........................................          6
Use of Proceeds.......................................          9
Price Range of Common Stock and Dividend Policy.......          9
Capitalization........................................         10
Selected Historical Financial and Operating Data......         11
Management's Discussion and Analysis of Results of
  Operations and Financial Condition..................         12
Business..............................................         17
Management............................................         24
Security Ownership of Certain Beneficial Owners and
  Management..........................................         26
Description of Capital Stock..........................         27
Certain United States Federal Tax Consequences to
  Non-United States Holders...........................         31
Underwriting..........................................         33
Legal Matters.........................................         34
Experts...............................................         35
Available Information.................................         35
Incorporation of Certain Documents by Reference.......         35
Index to Financial Statements.........................        F-1


                                1,800,000 SHARES

                                     [LOGO]

                             ESTERLINE TECHNOLOGIES
                                  CORPORATION

                                  COMMON STOCK

                              --------------------

                                   PROSPECTUS

                              --------------------

                           PAINEWEBBER INTERNATIONAL

                          RAGEN MACKENZIE INCORPORATED


                         PACIFIC CREST SECURITIES INC.


                                  ------------

                                         , 1995

- ------------------------------------------------
                                ------------------------------------------------
- ------------------------------------------------
                                ------------------------------------------------

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.


                                                                                     AMOUNT*
                                                                                    ----------
Securities and Exchange Commission Registration Fee...............................  $   20,344
New York Stock Exchange (NYSE) Registration Fee...................................      10,500
National Association of Securities Dealers, Inc. (NASD) filing fee................       6,400
Printing and Engraving Expenses...................................................      75,000
Blue Sky Fees and Expenses (including counsel fees)...............................      10,000
Legal Fees and Expenses...........................................................     250,000
Accounting Fees and Expenses......................................................      15,000
Miscellaneous.....................................................................      27,756
                                                                                    ----------
  Total...........................................................................  $  415,000
                                                                                    ----------
                                                                                    ----------

- ------------------------

 *   All expenses are estimated, except the registration, NYSE and NASD fees.


ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

    The Company is a Delaware corporation. Section 145 of the Delaware General Corporation Law (the "DGCL") provides that any person may be indemnified by a Delaware corporation against expenses (including attorneys' fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred by him or her in connection with any threatened, pending, or completed action, suit, or proceeding in which such person is made a party by reason of his or her being or having been a director, officer, employee, or agent of the corporation. The statute provides that indemnification pursuant to its provisions is not exclusive of other rights of indemnification to which a person may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors, or otherwise.

    Article Eighth, Section 1 of the Company's Certificate of Incorporation provides that directors of the Company shall not be liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation theories expressly not permitted under the DGCL, as amended from time to time.

    Section 2 of said Article Eighth provides for indemnification of each director and officer who was or is a party or is threatened to be made a party to any action, suit or proceeding by virtue of his or her position as a director or officer to the fullest extent authorized or permitted by the DGCL, as amended from time to time. In addition, the Registrant has insurance policies that provide liability coverage to directors and officers while acting in that capacity.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

    (a) EXHIBITS

 EXHIBIT
  NUMBER                             DESCRIPTION OF DOCUMENT
- ----------    ----------------------------------------------------------------------
      1.1 *   Form of U.S. Underwriting Agreement.
      1.2 *   Form of International Underwriting Agreement.
      4.2     Form of Rights Agreement, dated as of December 9, 1992, between the
              Company and Chemical Bank, which includes as Exhibit A thereto the form of Certificate of Designation, Preferences and Rights of Series A
              Serial Preferred Stock and as Exhibit B thereto the form of Rights
              Certificate. (Incorporated by reference to Exhibit 1 to the
              Registration Statement on Form 8-A filed December 17, 1992.)

 EXHIBIT
  NUMBER                             DESCRIPTION OF DOCUMENT
- ----------    ----------------------------------------------------------------------
        5*    Legal Opinion of Skadden, Arps, Slate, Meagher & Flom.
     23.1 *   Consent of Deloitte & Touche LLP.
     23.2 *   Consent of Skadden, Arps, Slate, Meagher & Flom. (contained in its opinion filed as Exhibit 5 hereto.)
      24**    Power of Attorney (included on page II-3).

- ------------------------
 *  filed herewith.
**  previously filed.


ITEM 17.  UNDERTAKINGS.

    The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of
1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial BONA FIDE offering thereof.

    Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

    The undersigned registrant hereby undertakes that:

        (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497 (h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

        (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial BONA FIDE offering thereof.

                                     SIGNATURES


    Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment No. 1 to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Bellevue, State of Washington, on September 26, 1995.


                                          ESTERLINE TECHNOLOGIES CORPORATION

                                          By:      /s/  WENDELL P. HURLBUT

                                          --------------------------------------
                                                    Wendell P. Hurlbut
                                                 CHAIRMAN, PRESIDENT AND
                                                 CHIEF EXECUTIVE OFFICER


    Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to the Registration Statement has been signed by the following persons in the capacities indicated on September 26, 1995.



                SIGNATURES                                      TITLE
- ------------------------------------------  ---------------------------------------------

                    *                       Chairman, President and Chief
    ---------------------------------        Executive Officer (Director and
            Wendell P. Hurlbut               Principal Executive Officer)

                    *
    ---------------------------------                         Director
           Gilbert W. Anderson

                    *
    ---------------------------------                         Director
             John F. Clearman

                    *
    ---------------------------------                         Director
             Edwin I. Colodny

                    *
    ---------------------------------                         Director
               E. John Finn

                    *
    ---------------------------------                         Director
           Robert F. Goldhammer

                SIGNATURES                                      TITLE
- ------------------------------------------  ---------------------------------------------

                    *
    ---------------------------------                         Director
             Jerome J. Meyer

                    *
    ---------------------------------                         Director
            Paul G. Schloemer

                    *
    ---------------------------------                         Director
            Malcolm T. Stamper

                                            Executive Vice President and Chief
                    *                        Financial Officer, Secretary
    ---------------------------------        and Treasurer (Principal Financial
           Robert W. Stevenson               Officer and Accounting Officer)

      By:   /s/ ROBERT W. STEVENSON
    ---------------------------------
           ROBERT W. STEVENSON
             ATTORNEY-IN-FACT

                               INDEX TO EXHIBITS



                                                                     SEQUENTIALLY
EXHIBIT NUMBER                DESCRIPTION OF DOCUMENTS                 NUMBERED
- --------------   --------------------------------------------------  ------------
    1.1 *        Form of U.S. Underwriting Agreement.
    1.2 *        Form of International Underwriting Agreement.
    4.2          Form of Rights Agreement, dated as of December 9,
                 1992, between the Company and Chemical Bank, which
                 includes as Exhibit A thereto the form of
                 Certificate of Designation, Preferences and Rights
                 of Series A Serial Preferred Stock and as Exhibit
                 B thereto the form of Rights Certificate.
                 (Incorporated by reference to Exhibit 1 to the
                 Registration Statement on Form 8-A filed December
                 17, 1992.)
    5*           Legal Opinion of Skadden, Arps, Slate, Meagher &
                 Flom.
   23.1 *        Consent of Deloitte & Touche LLP.
   23.2 *        Consent of Skadden, Arps, Slate, Meagher & Flom.
                 (contained in its opinion filed as Exhibit 5
                 hereto.)
   24**          Power of Attorney (included on page II-3).

- ------------------------
 *  filed herewith.
**  previously filed.